UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 1, 2019

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 31, 2019 announcing Turkcell’s Third Quarter 2019 results and Q2 2019 IFRS Report.

TURKCELL ILETISIM HIZMETLERI

THIRD QUARTER 2019 RESULTS

“PROFITABLE GROWTH ON

STRONG OPERATIONAL PERFORMANCE”

Third Quarter 2019 Results

Contents

HIGHLIGHTS
COMMENTS BY MURAT ERKAN, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW OF TURKCELL TURKEY	9

TURKCELL INTERNATIONAL
lifecell	10
BeST	11
Kuzey Kıbrıs Turkcell	11
FINTUR	11
TURKCELL GROUP SUBSCRIBERS	12

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	12

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	13

Appendix A – Tables	15

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.
•	We have three reporting segments:
o	“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.
o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.
o	“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues and inter-business eliminations. Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş., our subsidiary responsible for payment services, was previously reported under Turkcell Turkey but with effect from the first quarter of 2019 is now included in “Other Subsidiaries”. We made this change due to the fact that its non-group revenues, which are not telco related, and consumer finance business related revenues now comprise the majority of its total revenues. All figures presented in this document for prior periods have been restated to reflect this change.
•	In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for September 30, 2019 refer to the same item as at September 30, 2018. For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2019, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).
•	Selected financial information presented in this press release for the third quarter and nine months of 2018 and 2019 is based on IFRS figures in TRY terms unless otherwise stated.
•	In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016. On December 12, 2018, Turkcell signed a binding agreement and on April 2, 2019 completed the transfer of its shares in Fintur to Sonera Holding B.V., the majority shareholder of Fintur.
•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.
•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

Third Quarter 2019 Results

FINANCIAL HIGHLIGHTS

TRY million	Q318	Q319	y/y%	9M18	9M19	y/y%
Revenue	5,799	6,587	13.6%	15,666	18,453	17.8%
EBITDA[1]	2,393	2,839	18.6%	6,549	7,673	17.2%
EBITDA Margin (%)	41.3%	43.1%	1.8pp	41.8%	41.6%	(0.2pp)
EBIT[2]	1,418	1,641	15.7%	3,548	4,031	13.6%
EBIT Margin (%)	24.4%	24.9%	0.5pp	22.6%	21.8%	(0.8pp)
Net Income	241	801	231.9%	1,157	2,491	115.3%

THIRD QUARTER HIGHLIGHTS

•	Solid set of financial results delivered:
o	Revenues of TRY6,587 million, up 14% year-on-year and 43% on two-year cumulative basis
o	Turkcell Turkey revenues up 15% to TRY5,652 million
o	EBITDA of TRY2,839 million, up 19% leading to an EBITDA margin of 43.1%
o	EBIT of TRY1,641 million, with a strong EBIT margin of 24.9%
o	Net income more than tripled to TRY801 million on the back of strong operational profitability
o	Leverage at 1.0x on 0.8x year-on-year improvement
•	Strong operational momentum continued:
o	Mobile subscriber quarterly net additions of 526 thousand on 503 thousand postpaid net additions
o	Mobile ARPU[3] growth of 17.6% year-on-year, like-for-like ARPU[4] growth of 20.1%
o	Superbox[5] subscribers at 217 thousand, on 88 thousand quarterly net additions
o	All time high residential fiber ARPU growth of 19.8% year-on-year
o	Multiplay with TV subscriber ratio[6] at 52.2% on 4.7pp year-on-year rise
o	4.5G users’ data usage at 10GB in Q319
o	19.6 million 4.5G compatible smartphones on our network, up 0.7 million quarter-on-quarter
•	TRY1,010 million of dividends to be distributed on October 31
•	2019 Group guidance[7] reiterated; revenue growth target of 17%-19%, EBITDA margin target of 39%-41% and operational capex over sales ratio[8] of 16%-18%

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Excluding M2M

(4) The ARPU of customers who have stayed with Turkcell for at least 14 months

(5) Superbox subscribers are included in mobile subscribers

(6) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users

(7) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2018 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(8) Excluding license fee

For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2019 which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

3

Third Quarter 2019 Results

COMMENTS BY MURAT ERKAN, CEO

We have concluded a quarter of continued profitable growth on strong operational performance. We are achieving the positive results of our strategy, which we reviewed towards further customer centricity. Accordingly, while gaining over half a million new subscribers, the average revenue per user has also increased both in mobile and fixed broadband.

Our consolidated revenues were TRY6.6 billion, while EBITDA1 reached TRY2.8 billion, delivering a 43.1% EBITDA margin. Net income more than tripled that of last year’s, reaching TRY801 million. With these results, we generated TRY18.5 billion in revenues on a 17.8% yearly increase and TRY7.7 billion in EBITDA on 17.2% growth in the first nine months. These results conform to our plans and we reiterate our 2019 full year guidance2; revenue growth target of 17%-19%, EBITDA margin target of 39%-41% and an operational capex to sales ratio3 of 16%-18%.

Our postpaid subscriber base grew by over half a million

We have set a new record in postpaid subscriber acquisition with our innovative offers responding to customer needs. As a result, our subscriber base increased by 526 net mobile subscriber additions. Total postpaid subscribers reached 19.4 million, to 56% of the total. Our strategy of satisfying customer hearts and minds by delivering unique, artificial intelligence-backed offers has underpinned this success.

Having one of the widest frequency bands and fastest mobile networks in the world enables us to offer the latest technology products such as Superbox4. Turkcell remains the first and only operator in Turkey capable of providing an FWA product offering fiber-like speed over a mobile network. Superbox subscribers increased by 88 thousand this quarter at an accelerated pace, reaching 217 thousand in total. Furthermore, our fixed broadband subscribers reached 2.2 million with 29 thousand net fiber subscriber additions. Multiplay with TV+ users5 rose to 52.2% of fiber residential subscribers.

Upsell to higher tariffs on increasing data demand per user, demand for digital services and increasing postpaid subscriber base have all reflected to ARPU levels. Mobile ARPU6 rose 17.6% yearly to TRY45.5, while fiber residential ARPU recorded all-time-high growth of 19.8%, reaching TRY68.4.

We are taking firm steps in three key strategic focus areas

We believe that achievements in three strategic areas defined in early 2019 will be the drivers of meeting our long-term targets. New services in corporate solutions, expansion of and partnerships for Paycell services, the expansion of Financell’s target customer segment and the advancement of digital services with differentiating features confirm our leadership in these areas.

In digital business solutions, a key focus area, we serve the digital transformation of both private and public sector companies on our strong network and through our analytical capabilities. In this regard, we have further invested in our data center business, a major pillar of our infrastructure. We have planned the inauguration of Turkey’s largest data center in Ankara for November 1st, 2019. This environmentally friendly green building on 12 thousand m2 white space will enhance our data center portfolio. With rising data storage capacity, we aim to serve Turkey’s digital transformation with our services.

The fifth city hospital, to which we provide integrated information technologies infrastructure within the framework of our digital business solutions, has commenced operations this quarter. Located in Bursa, the hospital is built on advanced technological infrastructure, enabling communication between medical devices. We proudly deliver Turkcell quality to city hospitals’ digital infrastructure, powered by our Hospital Information Management Systems software.

4

Third Quarter 2019 Results

This quarter, we have also launched a new business model that enables our corporate customers to lease smartphones. Taking this model one-step further, we now also offer financing for corporates through Financell for their smart device and other technology needs, advancing their “digital transformation”.

Our innovate service in tech-fin, Paycell, is now advanced with new integrations. Meanwhile, our meal card investment, Paye Kart, is now an accepted payment alternative across a wider network. Welcome at over 7 thousand locations, Paye Kart also serves as a travel card for İstanbul. Having accomplished the integration of istanbulkart into Paycell, we have expanded the benefits of both products.

Total financing provided by Financell for consumers purchasing technological products on Turkcell sales channels has cumulatively reached TRY14 billion. Accordingly, we have enabled some 5 million individuals to satisfy their technology needs.

We continue our innovative digital services approach

Our communication and life platform BiP, so far downloaded 39.8 million times, is equipped with new feature that differentiate it from the competition. With the latest advancement, BiP users can make voice and video calls on alternative devices through the web even when if their phones are unavailable.

Continued focus on a robust financial structure

Financial markets have been mild and rather positive amid the macroeconomic rebalancing in the third quarter. In this environment, we have continued to strengthen our balance sheet with prudent financial management and cash generated through operations. As at the end of September, the leverage ratio improved by 0.8x year-on-year, down to 1.0x, widening the gap between ourselves and the peer group.

We aim to implement our sustainability approach across our entire business

Reflecting the sustainability focus of our business model, we have registered another first for Turkey with the wider use of the portable solar site. This environmentally friendly site is used for quality communication in those regions of seasonal population that lack a significant energy supply. With our investment in renewable energy technologies, we now have a capacity of producing around 480 MWh of electricity per annum though alternative energy sources.

We will announce our 3-year plans in London

We plan to announce and discuss our three-year targets, which we recently reviewed, as well as our strategic priorities on November 12, 2019 in London at the Turkcell Capital Markets Day.

We thank all our colleagues for the part they have played in our success, along with our Board of Directors for their unyielding trust and support. We also express our gratitude to our customers and business partners, who have remained with us throughout our success story.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2018 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(3) Excluding license fee

(4) Superbox subscribers are included in mobile subscribers

(5) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users

(6) Excluding M2M

5

Third Quarter 2019 Results

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Quarter			Nine Months
	Q318	Q319	y/y%	9M18	9M19	y/y%
Revenue	5,799.2	6,586.9	13.6%	15,666.2	18,453.4	17.8%
Cost of revenue[1]	(2,769.9)	(3,081.8)	11.3%	(7,250.5)	(8,830.6)	21.8%
Cost of revenue1/Revenue	(47.8%)	(46.8%)	1.0pp	(46.3%)	(47.9%)	(1.6pp)
Gross Margin[1]	52.2%	53.2%	1.0pp	53.7%	52.1%	(1.6pp)
Administrative expenses	(162.1)	(186.8)	15.2%	(475.2)	(562.3)	18.3%
Administrative expenses/Revenue	(2.8%)	(2.8%)	-	(3.0%)	(3.0%)	-
Selling and marketing expenses	(365.2)	(353.8)	(3.1%)	(1,126.1)	(1,170.3)	3.9%
Selling and marketing expenses/Revenue	(6.3%)	(5.4%)	0.9pp	(7.2%)	(6.3%)	0.9pp
Net impairment losses on financial and contract assets	(109.3)	(125.7)	15.0%	(265.4)	(217.5)	(18.0%)
EBITDA[2]	2,392.8	2,838.7	18.6%	6,549.0	7,672.6	17.2%
EBITDA Margin	41.3%	43.1%	1.8pp	41.8%	41.6%	(0.2pp)
Depreciation and amortization	(975.1)	(1,197.7)	22.8%	(3,001.0)	(3,641.7)	21.3%
EBIT[3]	1,417.7	1,640.9	15.7%	3,548.0	4,030.9	13.6%
EBIT Margin	24.4%	24.9%	0.5pp	22.6%	21.8%	(0.8pp)
Net finance income / (costs)	(868.7)	(521.2)	(40.0%)	(1,668.5)	(1,513.3)	(9.3%)
Finance income[4]	2,113.2	(82.2)	(103.9%)	3,038.1	252.6	(91.7%)
Finance costs[4]	(2,981.8)	(439.1)	(85.3%)	(4,706.6)	(1,765.9)	(62.5%)
Other income / (expense)	(123.0)	(92.8)	(24.6%)	(186.6)	(218.4)	17.0%
Non-controlling interests	(39.9)	1.9	n.m	(78.5)	(32.2)	(59.0%)
Share of profit of equity accounted investees	(0.4)	1.6	n.m.	(0.4)	3.4	n.m.
Income tax expense	(144.4)	(229.2)	58.7%	(456.7)	(551.9)	20.8%
Discontinued operations	-	-	-	-	772.4	n.a.
Net Income	241.4	801.3	231.9%	1,157.2	2,490.9	115.3%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(4) Fair value loss and interest expense regarding derivative instruments and the respective fair value gain and interest income regarding derivative instruments are represented on a net basis. Starting from Q219, interest income on financial assets and interest expenses for financial liabilities, both measured at amortized cost, are represented on a net basis. Historical periods were restated to reflect this change.

Revenue of the Group rose 13.6% year-on-year in Q319 mainly driven by the strong ARPU performance of Turkcell Turkey on the back of rising data and digital services usage of subscribers and upsell efforts.

Turkcell Turkey revenues, comprising 86% of Group revenues, rose 15.2% to TRY5,652 million (TRY4,907 million).

-	Data and digital services revenues grew by 21.9% to TRY3,806 million (TRY3,123 million).

o	Rising number and data consumption of 4.5G subscribers, increased digital services usage along with upsell to higher ARPU offerings were the main drivers of revenue growth on the mobile side.

o	The main drivers on the fixed front were the increased ratio of multiplay subscribers with TV, upsell efforts and price adjustments.

-	Equipment revenues rose to TRY470 million (TRY419 million).

-	Wholesale revenues rose to TRY327 million (TRY320 million) on the back of increased carrier traffic.

Turkcell International revenues, at 8% of Group revenues, rose 23.8% to TRY525 million (TRY424 million), mainly driven by the strong ARPU performance of lifecell and BeST on the back of rising mobile data revenues.

6

Third Quarter 2019 Results

Other subsidiaries’ revenues, comprising 6% of Group revenues, which includes information and entertainment services, call center revenues and revenues from financial services were at TRY409 million (TRY468 million).

-	We completed the sale of our shares in Azerinteltek, our sports betting business in Azerbaijan, as of January 11, 2019. We received the transfer of proceeds on December 27, 2018 and transferred control of the subsidiary. We did not report any revenues in the first nine months of 2019 in relation to Azerinteltek operations.

-	Our contract with Spor Toto to carry out sports betting operations in Turkey has ended as of August 28, 2019.

-	Our consumer finance company’s revenues were at TRY218 million (TRY252 million) in Q319. Revenues were impacted by the decline in the consumer loan portfolio, from TRY4.8 billion as of Q318 to TRY2.7 billion as of Q319, due mainly to the installment limitation on consumer loans for telecom devices.

Cost of revenue (excluding depreciation and amortization) decreased to 46.8% (47.8%) as a percentage of revenues in Q319. This was mainly driven by the decline in consumer finance business cost of funding (1.5pp) and Universal Project costs (1.0pp) despite the rise in other cost items (1.5pp) as a percentage of revenues. Please note that Universal Project is aimed at covering unserved rural areas and realized at cost.

Administrative expenses were at 2.8% (2.8%) as a percentage of revenues in Q319.

Selling and marketing expenses declined to 5.4% (6.3%) as a percentage of revenues in Q319. This was mainly driven by the decline in selling expenses (1.2pp), despite the rise in other cost items (0.3pp) as a percentage of revenues.

Net impairment losses on financial and contract assets increased to TRY126 million (TRY109 million) in Q319.

EBITDA1 grew by 18.6% year-on-year in Q319 leading to an EBITDA margin of 43.1% (41.3%). This was driven by the increased share of telecommunications services revenues and effective opex management.

-	Turkcell Turkey’s EBITDA rose by 16.8% to TRY2,392 million (TRY2,048 million) leading to an EBITDA margin of 42.3% (41.7%).

-	Turkcell International EBITDA[2] increased to TRY236 million (TRY151 million) leading to an EBITDA margin of 45.0% (35.5%).

-	The EBITDA of other subsidiaries grew by 8.3% to TRY211 million (TRY195 million).

Depreciation and amortization expenses increased by 22.8% in Q319 year-on-year.

Net finance expense decreased to TRY521 million (TRY869 million) in Q319. This was mainly driven by lower net foreign exchange losses after hedging despite lower interest income on bank deposits compared to Q318. Please note that the Group started to apply hedge accounting as of July 1, 2018 for existing participating cross currency swap and cross currency swap transactions, in accordance with the IFRS 9 hedge accounting requirement. Please see the IFRS report for details.

See Appendix A for details of net foreign exchange gain and loss.

Income tax expense increased 58.7% year-on-year in Q319. Please see Appendix A for details.

Net income of the Group ramped up to TRY801 million (TRY241 million) in Q319. This was mainly driven by a solid operational performance and lower net FX losses after hedging. Please note that, we booked a provision of TRY128 million for wireless tax related to 2018 and 2019 fiscal years in Q319 which had after tax net income impact of TRY116 million.

Total cash & debt: Consolidated cash as of September 30, 2019 increased to TRY10,975 million from TRY10,687 million as of June 30, 2019. Excluding the FX swap transactions for TRY borrowing, 72% of our cash is in US$, 17% in EUR and 11% in TRY.

Consolidated debt as of September 30, 2019 declined to TRY20,675 million from TRY22,062 million as of June 30, 2019 mainly driven by debt repayments of the consumer finance business and the impact of FX on foreign currency denominated debt. Please note that TRY1,544 million of our consolidated debt is comprised of lease obligations.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

(2) We started to capitalize the frequency usage fees of lifecell in Q418 in accordance with IFRS16. The change was implemented retrospectively for 2018; impact regarding previous quarters of 2018 was booked in Q418. We started to capitalize the frequency usage fees of BeST in Q219 in accordance with IFRS16. The impact regarding Q119 was also booked in Q219. These changes positively impacted Turkcell International EBITDA.

7

Third Quarter 2019 Results

Consolidated debt breakdown excluding lease obligations:

-	Turkcell Turkey’s debt was at TRY15,911 million, of which TRY9,321 million (US$1,647 million) was denominated in US$, TRY5,814 million (EUR940 million) in EUR, TRY204 million (CNY258 million) in CNY and the remaining TRY572 million in TRY.

-	Our consumer finance company had a debt balance of TRY2,154 million, of which TRY1,139 million (US$201 million) was denominated in US$, and TRY601 million (EUR97 million) in EUR with the remaining TRY414 million in TRY.

-	The debt balance of lifecell was TRY1,063 million, all denominated in UAH.

•	TRY783 million of lease obligations is denominated in TRY, TRY18 million (US$3 million) in US$, TRY160 million (EUR26 million) in EUR and the remaining balance in other local currencies (please note that the figures in parentheses refer to US$ or EUR equivalents).

TRY11,072 million of our consolidated debt is set at a floating rate. Excluding consumer finance business borrowings, TRY6,321 million of consolidated debt will mature within less than a year.

Net debt as of September 30, 2019 was at TRY9,700 million with a net debt to EBITDA ratio of 1.0 times. Excluding consumer finance company consumer loans, our telco only net debt was at TRY6,975 million with a leverage of 0.7 times.

Turkcell Group has a long FX position of US$155 million as at the end of Q319. (Please note that this figure takes into account advance payments and hedging, but excludes FX swap transactions for TRY borrowing. Derivatives (VIOP) and forward transactions are included).

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY1,618 million in Q319. In Q319 and in 9M19, operational capital expenditures (excluding license fees) at the Group level were at 15.0% and 15.3% of total revenues, respectively.

Capital expenditures (million TRY)	Quarter		Nine Months
	Q318	Q319	9M18	9M19
Operational Capex	905.8	989.9	2,494.5	2,829.5
License and Related Costs	87.2	0.4	412.4	1.6
Non-operational Capex (Including IFRS15 & IFRS16)	272.5	627.5	2,502.6	1,947.1
Total Capex[1]	1,265.5	1,617.9	5,409.5	4,778.3

(1) Breakdown of capex for Q318 has been restated

8

Third Quarter 2019 Results

Operational Review of Turkcell Turkey

Summary of Operational Data	Q318	Q219	Q319	y/y%	q/q%
Number of subscribers (million)	37.8	36.8	37.3	(1.3%)	1.4%
Mobile Postpaid (million)	19.0	18.9	19.4	2.1%	2.6%
Mobile M2M (million)	2.5	2.5	2.5	-	-
Mobile Prepaid (million)	15.9	15.0	15.0	(5.7%)	-
Fiber (thousand)	1,331.3	1,426.4	1,455.7	9.3%	2.1%
ADSL (thousand)	917.6	798.2	758.9	(17.3%)	(4.9%)
Superbox (thousand)[1]	19.1	129.8	217.4	n.m.	67.5%
Cable (thousand)	-	20.3	33.0	n.a.	62.6%
IPTV (thousand)	581.5	653.2	683.4	17.5%	4.6%
Churn (%)[2]
Mobile Churn (%)[3]	2.2%	2.0%	2.5%	0.3pp	0.5pp
Fixed Churn (%)	1.8%	2.1%	2.1%	0.3pp	-
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	36.2	38.1	42.5	17.4%	11.5%
Mobile ARPU, blended (excluding M2M)	38.7	40.7	45.5	17.6%	11.8%
Postpaid	50.8	54.3	60.8	19.7%	12.0%
Postpaid (excluding M2M)	58.1	61.8	69.3	19.3%	12.1%
Prepaid	18.9	17.8	19.4	2.6%	9.0%
Fixed Residential ARPU, blended	55.3	64.2	66.2	19.7%	3.1%
Residential Fiber ARPU	57.1	66.1	68.4	19.8%	3.5%
Average mobile data usage per user (GB/user)	5.4	6.6	8.1	50.0%	22.7%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	372.6	416.2	420.6	12.9%	1.1%

(1) Superbox subscribers are included in mobile subscribers.

(2) Presentation of churn figures has been changed to demonstrate average monthly churn figures for the respective quarters.

(3) In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end.

Our mobile subscriber base rose to 34.4 million on 526 thousand quarterly net additions in Q319 on the back of customized offers leveraging big data analysis. Our postpaid subscribers grew on 503 thousand quarterly net additions to 56.3% (54.5%) of our total mobile subscriber base.

On the fixed front, our subscriber base was at 2.2 million as of Q319. We registered 124 thousand annual and 29 thousand quarterly net additions to our fiber subscribers. Superbox, our fixed wireless access product, continued its strong momentum and reached 217 thousand subscribers on 88 thousand quarterly net additions. IPTV subscribers reached 683 thousand on 30 thousand quarterly and 102 thousand annual net additions. Turkcell TV+ mobile application was downloaded 14.3 million times as of Q319.

In Q319, our average monthly mobile churn rate was at 2.5%, while our average monthly fixed churn rate was at 2.1%. The regulatory change in registration of the prepaid lines led to closure of lines with no resident permit and impacted the mobile churn rate by 0.1pp.

Mobile ARPU (excluding M2M) rose by 17.6% year-on-year in Q319 mainly driven by favorable customer mix, upsell efforts on increased data consumption, price adjustments and higher revenue generating subscriber acquisitions.

We registered all time high residential fiber ARPU growth of 19.8% in Q319 year-on-year, mainly on upsell performance and price adjustments along with higher revenue generating subscriber acquisitions. Multiplay subscribers with TV4, reaching 52.2% of total residential fiber subscribers, also contributed to ARPU growth.

Average mobile data usage per user rose 50% in Q319 year-on-year on the back of increased number and higher data consumption of 4.5G users along with the contribution of rich digital offerings. Accordingly, the average mobile data usage of 4.5G users reached 10GB in Q319.

The number of 4.5G compatible smartphones on our network continued to increase in Q319 and reached 19.6 million on 0.7 million quarterly additions comprising 85% of total smartphones on our network.

(4) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users

9

Third Quarter 2019 Results

TURKCELL INTERNATIONAL

lifecell[1] Financial Data	Quarter			Nine Months
	Q318	Q319	y/y%	9M18	9M19	y/y%
Revenue (million UAH)	1,367.1	1,528.6	11.8%	3,851.6	4,425.9	14.9%
EBITDA (million UAH)	610.0	810.5	32.9%	1,678.6	2,424.9	44.5%
EBITDA margin (%)	44.6%	53.0%	8.4pp	43.6%	54.8%	11.2pp
Net income / (loss) (million UAH)	(185.6)	(338.3)	82.3%	(570.5)	(898.7)	57.5%
Capex (million UAH)	835.3	547.7	(34.4%)	5,072.1	1,255.5	(75.2%)
Revenue (million TRY)	275.0	346.4	26.0%	650.7	946.5	45.5%
EBITDA (million TRY)	115.0	183.6	59.7%	283.6	517.4	82.4%
EBITDA margin (%)	41.8%	53.0%	11.2pp	43.6%	54.7%	11.1pp
Net income / (loss) (million TRY)	(34.8)	(76.4)	119.5%	(93.9)	(192.5)	105.0%

(1) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) revenues rose 11.8% year-on-year in Q319 in local currency terms, on the back of increased mobile data revenues with rising data consumption and penetration of 4.5G users. EBITDA in local currency terms increased to UAH811 million on 32.9% year-on-year growth, leading to an EBITDA margin of 53.0%. Please note that starting from Q418, lifecell started to capitalize its radio frequency usage costs in accordance with IFRS16. The overall impact, including the retrospective adjustments for previous quarters of 2018, was booked in Q418.

In Q319, lifecell revenues in TRY terms rose 26% year-on-year, while its EBITDA increased to TRY184 million with an EBITDA margin of 53.0%.

lifecell Operational Data	Q318	Q219	Q319	y/y%	q/q%
Number of subscribers (million)[2]	10.1	9.2	9.0	(10.9%)	(2.2%)
Active (3 months)[3]	7.6	6.8	6.9	(9.2%)	1.5%
MOU (minutes) (12 months)	145.8	147.4	150.1	2.9%	1.8%
ARPU (Average Monthly Revenue per User), blended (UAH)	45.0	53.1	56.1	24.7%	5.6%
Active (3 months) (UAH)	59.3	72.5	74.7	26.0%	3.0%

(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(3) Active subscribers are those who in the past three months made a revenue generating activity.

lifecell’s three-month active subscriber base increased to 6.9 million during the quarter on the back of attractive offers and strong retention focus. lifecell’s 3-month active ARPU grew 26.0% year-on-year in Q319 mainly driven by increased data consumption of its subscribers. Meanwhile, lifecell continued upsell efforts and attracted high ARPU generating subscribers by leveraging the quality of its 4.5G and 3G networks and attractive digital services, which also contributed to the strong ARPU performance.

lifecell continued to expand its 4.5G subscriber base in Q319. Accordingly, the share of 3-month active 4.5G users in total mobile data users exceeded 45% and led to higher data consumption. Average data consumption per user grew by 59% year-on-year with the increasing number and rising data consumption of 4.5G users. During the quarter, lifecell continued its leadership of the Ukrainian market in smartphone penetration, which had reached 79% as at the end of Q319.

lifecell continued its focus on increasing the penetration of its digital services within its customer base and enrich its digital product portfolio. In Q319, lifecell launched its digital authentication service Mobile ID facilitating access to electronic platforms and enabling digital signature for electronic documents.

10

Third Quarter 2019 Results

BeST[1]	Quarter			Nine Months
	Q318	Q319	y/y%	9M18	9M19	y/y%
Number of subscribers (million)	1.6	1.5	(6.3%)	1.6	1.5	(6.3%)
Active (3 months)	1.2	1.1	(8.3%)	1.2	1.1	(8.3%)
Revenue (million BYN)	32.2	35.3	9.6%	92.0	100.9	9.7%
EBITDA (million BYN)	5.5	9.6	74.5%	15.2	28.1	84.9%
EBITDA margin (%)	17.1%	27.2%	10.1pp	16.5%	27.8%	11.3pp
Net loss (million BYN)	(8.5)	(8.0)	(5.9%)	(28.8)	(25.3)	(12.2%)
Capex (million BYN)	4.9	11.6	136.7%	38.3	42.8	11.7%
Revenue (million TRY)	87.1	97.6	12.1%	209.1	271.2	29.7%
EBITDA (million TRY)	14.0	26.5	89.3%	34.8	76.0	118.4%
EBITDA margin (%)	16.1%	27.2%	11.1pp	16.6%	28.0%	11.4pp
Net loss (million TRY)	(23.2)	(22.1)	(4.7%)	(64.7)	(67.7)	4.6%

(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.

BeST revenues grew 9.6% year-on-year in Q319 in local currency terms, mainly driven by mobile data revenue growth on the back of increased number of data users and their increased consumption. Revenue growth was supported by equipment sales as well. BeST’s EBITDA rose by 74.5% to BYN9.6 million year-on-year in Q319 leading to an EBITDA margin of 27.2%. Please note that we started to capitalize the frequency usage fees of BeST starting from Q219 in accordance with IFRS16.

In Q319, BeST’s revenues in TRY terms rose by 12.1% year-on-year, which led to an EBITDA margin of 27.2%.

BeST continued to expand 4G coverage, which translated into increased penetration of services within its customer base. Accordingly, 4G users reached 51% of the 3-month active subscriber base, which continued to support mobile data consumption and digital services usage. In Q319, the average monthly data consumption of subscribers rose by 58% year-over-year to 6.9GB. Meanwhile, BeST also continued to expand the penetration of its digital services, which translated into higher ARPU growth and increased loyalty. Music and TV services have been the main drivers of digital revenue growth. Subscribers who use at least one digital service comprised 26% of the 3-month active subscriber base.

Kuzey Kıbrıs Turkcell[2] (million TRY)	Quarter			Nine Months
	Q318	Q319	y/y%	9M18	9M19	y/y%
Number of subscribers (million)	0.5	0.5	-	0.5	0.5	-
Revenue	45.6	55.7	22.1%	134.3	155.2	15.6%
EBITDA	16.0	21.4	33.8%	47.3	57.3	21.1%
EBITDA margin (%)	35.0%	38.4%	3.4pp	35.2%	36.9%	1.7pp
Net income	8.7	16.4	88.5%	24.0	29.4	22.5%
Capex	18.9	11.1	(41.3%)	42.2	34.7	(17.8%)

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues grew by 22.1% year-on-year in Q319 mainly driven by mobile data and voice revenue growth. EBITDA increased by 33.8%, leading to an EBITDA margin of 38.4%.

Fintur: In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016.

On December 12, 2018, Turkcell signed a binding agreement and on April 2, 2019 completed the transfer of its shares in Fintur to Sonera Holding B.V., the majority shareholder of Fintur. The final value of the transaction was EUR352.9 million. As the conditions precedent required for the share transfer were completed within Q119, TRY772 million profit generated from the transaction is reflected in the Q119 financial statements.

11

Third Quarter 2019 Results

We booked a provision of TRY60 million in Q219 for recognition of liability in relation to the Kcell Share Purchase Agreement regarding past Kcell transaction.

Turkcell Group Subscribers

Turkcell Group subscribers amounted to approximately 48.5 million as of September 30, 2019. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell and lifecell Europe.

Turkcell Group Subscribers	Q318	Q219	Q319	y/y%	q/q%
Mobile Postpaid (million)	19.0	18.9	19.4	2.1%	2.6%
Mobile Prepaid (million)	15.9	15.0	15.0	(5.7%)	-
Fiber (thousand)	1,331.3	1,426.4	1,455.7	9.3%	2.1%
ADSL (thousand)	917.6	798.2	758.9	(17.3%)	(4.9%)
Superbox (thousand)[1]	19.1	129.8	217.4	n.m.	67.5%
Cable (thousand)	-	20.3	33.0	n.a.	62.6%
IPTV (thousand)	581.5	653.2	683.4	17.5%	4.6%
Turkcell Turkey subscribers (million)[2]	37.8	36.8	37.3	(1.3%)	1.4%
lifecell (Ukraine)	10.1	9.2	9.0	(10.9%)	(2.2%)
BeST (Belarus)	1.6	1.5	1.5	(6.3%)	-
Kuzey Kıbrıs Turkcell	0.5	0.6	0.5	-	(16.7%)
lifecell Europe[3]	0.2	0.2	0.2	-	-
Turkcell Group Subscribers (million)	50.3	48.2	48.5	(3.6%)	0.6%

(1) Superbox subscribers are included in mobile subscribers.

(2) Subscribers to more than one service are counted separately for each service.

(3) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure. Turkcell Europe was rebranded as lifecell Europe on January 15, 2018.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Nine Months
	Q318	Q219	Q319	y/y%	q/q%	9M18	9M19	y/y%
GDP Growth (Turkey)	2.3%	(1.5%)	n.a	n.a	n.a.	5.0%	n.a.	n.a
Consumer Price Index (Turkey) (yoy)	24.5%	15.7%	9.3%	(15.2pp)	(6.4pp)	24.5%	9.3%	(15.2pp)
US$ / TRY rate
Closing Rate	5.9902	5.7551	5.6591	(5.5%)	(1.7%)	5.9902	5.6591	(5.5%)
Average Rate	5.5223	5.8478	5.6973	3.2%	(2.6%)	4.5313	5.6276	24.2%
EUR / TRY rate
Closing Rate	6.9505	6.5507	6.1836	(11.0%)	(5.6%)	6.9505	6.1836	(11.0%)
Average Rate	6.4356	6.5488	6.3389	(1.5%)	(3.2%)	5.3929	6.3218	17.2%
US$ / UAH rate
Closing Rate	28.30	26.17	24.08	(14.9%)	(8.0%)	28.30	24.08	(14.9%)
Average Rate	27.43	26.73	25.15	(8.3%)	(5.9%)	27.03	26.43	(2.2%)
US$ / BYN rate
Closing Rate	2.1121	2.0433	2.0743	(1.8%)	1.5%	2.1121	2.0743	(1.8%)
Average Rate	2.0408	2.0967	2.0639	1.1%	(1.6%)	2.0015	2.1025	5.0%

12

Third Quarter 2019 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Quarter			Nine Months
	Q318	Q319	y/y%	9M18	9M19	y/y%
Adjusted EBITDA	2,392.8	2,838.7	18.6%	6,549.0	7,672.6	17.2%
Depreciation and amortization	(975.1)	(1,197.7)	22.8%	(3,001.0)	(3,641.7)	21.3%
Finance income	2,113.2	(82.2)	(103.9%)	3,038.1	252.6	(91.7%)
Finance costs	(2,981.8)	(439.1)	(85.3%)	(4,706.6)	(1,765.9)	(62.5%)
Other income / (expense)	(123.0)	(92.8)	(24.6%)	(186.6)	(218.4)	17.0%
Share of profit of equity accounted investees	(0.4)	1.6	n.m.	(0.4)	3.4	n.m.
Consolidated profit from continued operations before income tax & minority interest	425.6	1,028.6	141.7%	1,692.5	2,302.5	36.0%
Income tax expense	(144.4)	(229.2)	58.7%	(456.7)	(551.9)	20.8%
Consolidated profit from continued operations before minority interest	281.3	799.4	184.2%	1,235.7	1,750.6	41.7%
Discontinued operations	-	-	-	-	772.4	n.a.
Consolidated profit before minority interest	281.3	799.4	184.2%	1,235.7	2,523.0	104.2%

13

Third Quarter 2019 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2019. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2018 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 5 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY6.6 billion revenue in Q319 with total assets of TRY45.5 billion as of September 30, 2019. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

14

Third Quarter 2019 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY	Quarter			Nine Months
	Q318	Q319	y/y%	9M18	9M19	y/y%
Turkcell Turkey	(1,818.4)	135.2	n.m	(2,846.1)	(460.8)	(83.8%)
Turkcell International	(80.6)	1.1	n.m	(123.6)	(34.5)	(72.1%)
Other Subsidiaries	(811.6)	78.1	n.m	(1,195.5)	(111.9)	(90.6%)
Net FX loss before hedging	(2,710.5)	214.4	n.m	(4,165.1)	(607.2)	(85.4%)
Swap interest income/(expense)[1]	(96.5)	(192.4)	99.4%	(319.7)	(514.8)	61.0%
Fair value gain on derivative financial instruments[1]	2,089.4	(354.6)	(117.0%)	3,094.9	120.1	(96.1%)
Net FX gain / (loss) after hedging	(717.6)	(332.6)	(53.7%)	(1,389.9)	(1,001.9)	(27.9%)

(1) Swap interest income / (expense) which was included in fair value gain on derivative financial instruments line in previous quarters has been presented separately.

Table: Income tax expense details

Million TRY	Quarter			Nine Months
	Q318	Q319	y/y%	9M18	9M19	y/y%
Current tax expense	(178.3)	(146.2)	(18.0%)	(540.0)	(508.0)	(5.9%)
Deferred tax income / (expense)	33.9	(83.0)	(344.8%)	83.2	(43.9)	(152.8%)
Income Tax expense	(144.4)	(229.2)	58.7%	(456.8)	(551.9)	20.8%

15

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	30 September 2019	31 December 2018
Assets
Property, plant and equipment	9	11,842,343	11,116,316
Right-of-use assets	11	1,807,899	1,649,602
Intangible assets	10	10,765,265	10,050,172
Investment properties		17,246	15,425
Trade receivables		134,458	115,001
Receivables from financial services		188,150	884,686
Contract assets		10,962	3,513
Deferred tax assets		164,742	152,732
Investments in equity accounted investees		51,291	19,413
Other non-current assets		662,252	421,306
Total non-current assets		25,644,608	24,428,166

Inventories		162,133	180,434
Trade receivables		2,906,094	2,473,978
Due from related parties		6,107	13,533
Receivables from financial services		2,588,340	3,318,255
Contract assets		760,509	711,928
Derivative financial instruments		856,585	1,356,062
Financial asset at amortize cost		2,452	9,409
Financial asset at fair value through other comprehensive income		196,735	42,454
Cash and cash equivalents		10,975,382	7,419,239
Other current assets		1,416,052	1,091,512
Subtotal		19,870,389	16,616,804
Assets classified as held for sale	12	—	1,720,305

Total current assets		19,870,389	18,337,109

Total assets		45,514,997	42,765,275

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

1

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As at 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Note	30 September 2019	31 December 2018
Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares		(144,151)	(141,534)
Additional paid-in capital		35,026	35,026
Reserves		2,814,289	2,503,537
Remeasurements of employee termination benefit		(34,229)	(34,871)
Retained earnings		12,505,277	11,359,317
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		17,376,481	15,921,744
Non-controlling interests		54,285	131,810

Total equity		17,430,766	16,053,554

Liabilities
Borrowings	14	12,903,911	13,119,636
Employee benefit obligations		266,163	224,747
Provisions		316,374	268,722
Deferred tax liabilities		983,049	862,360
Contract liabilities		124,126	131,598
Other non-current liabilities		431,522	364,610
Total non-current liabilities		15,025,145	14,971,673

Borrowings	14	7,771,261	7,035,909
Current tax liabilities		155,700	133,597
Trade and other payables		3,287,663	3,788,174
Due to related parties		1,034,363	45,331
Deferred revenue		49,235	8,948
Provisions		301,112	307,068
Contract liabilities		302,415	255,756
Derivative financial instruments		157,337	165,265
Total current liabilities		13,059,086	11,740,048

Total liabilities		28,084,231	26,711,721

Total equity and liabilities		45,514,997	42,765,275

The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.

2

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS

For the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Nine months ended		Three months ended
	Note	30 September 2019	30 September 2018	30 September 2019	30 September 2018

Revenue	8	17,590,559	14,836,122	6,310,671	5,492,658
Revenue from financial services	8	862,797	830,034	276,186	306,582
Total revenue		18,453,356	15,666,156	6,586,857	5,799,240

Cost of revenue		(12,261,605)	(9,955,333)	(4,230,576)	(3,616,507)
Cost of revenue from financial services		(210,644)	(296,167)	(48,998)	(128,483)
Total cost of revenue		(12,472,249)	(10,251,500)	(4,279,574)	(3,744,990)

Gross profit		5,328,954	4,880,789	2,080,095	1,876,151
Gross profit from financial services		652,153	533,867	227,188	178,099
Total gross profit		5,981,107	5,414,656	2,307,283	2,054,250

Other income		77,929	65,922	14,308	21,962
Selling and marketing expenses		(1,170,333)	(1,126,063)	(353,791)	(365,208)
Administrative expenses		(562,319)	(475,186)	(186,809)	(162,053)
Net impairment losses on financial and
contract assets		(217,517)	(265,403)	(125,747)	(109,322)
Other expenses		(296,354)	(252,541)	(107,074)	(144,916)
Operating profit		3,812,513	3,361,385	1,548,170	1,294,713

Finance income	6	252,574	3,038,121	(82,163)	2,113,173
Finance costs	6	(1,765,918)	(4,706,620)	(439,083)	(2,981,846)
Net finance costs		(1,513,344)	(1,668,499)	(521,246)	(868,673)

Share of profit of equity accounted investees		3,378	(408)	1,640	(408)
Profit before income tax		2,302,547	1,692,478	1,028,564	425,632

Income tax expense	7	(551,935)	(456,748)	(229,200)	(144,376)
Profit from continuing operations		1,750,612	1,235,730	799,364	281,256

Profit from discontinued operations
(attributable to owners of the Company)	12	772,436	—	—	—

Profit for the year		2,523,048	1,235,730	799,364	281,256

Profit for the year is attributable to:
Owners of the Company		2,490,866	1,157,196	801,251	241,361
Non-controlling interests		32,182	78,534	(1,887)	39,895
Total		2,523,048	1,235,730	799,364	281,256

Basic and diluted earnings per share for profit
attributable to owners of the Company (in full TL)		1.14	0.53	0.37	0.11
Basic and diluted earnings per share for profit
from continuing operations attributable to
owners of the Company (in full TL)		0.79	0.53	0.37	0.11
Basic and diluted earnings per share for profit from discontinued operations attributable to
owners of the Company (in full TL)		0.35	—	—	—

The above condensed consolidated interim statement of profit or loss should be read in conjunction with the accompanying notes.

3

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

For the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Nine months ended		Three months ended
	Note	30 September 2019	30 September 2018	30 September 2019	30 September 2018

Profit for the year		2,523,048	1,235,730	799,364	281,256

Other comprehensive income/(expense):

Items that will not be reclassified to profit or loss:
Actuarial loss/gain arising from employee benefits		1,135	—	1,135	—
Tax effect of actuarial loss from employee benefits		(205)	—	(205)	—
		930	—	930	—

Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		338,404	406,841	92,612	155,006
Exchange differences arising from discontinued operations	12	104,986	633,715	—	408,374
Fair value reserve		3,065	—	2,848	—
Cash flow hedges - effective portion of changes in fair value		(34,545)	1,501,313	(306,435)	1,501,313
Cash flow hedges - reclassified to profit or loss		(150,942)	(1,253,977)	216,991	(1,253,977)
Cost of hedging reserve - changes in fair value		98,070	(1,082,696)	235,998	(1,082,696)
Cost of hedging reserve - reclassified to profit or loss		26,134	43,983	35,685	43,983
Gain on hedges of net investments in foreign operations		13,819	—	47,190
Income tax relating to these items		(55,829)	(188,714)	(22,348)	(69,419)
-Income tax relating to exchange differences		(65,597)	(362,817)	28,752	(243,522)
-Income tax relating to fair value reserve		(674)	—	(626)	—
-Income tax relating to hedges of net investments		(3,040)	—	(10,382)	—
-Income tax relating to cash flow hedges		40,807	(54,414)	19,678	(54,414)
-Income tax relating to cost of hedging reserve		(27,325)	228,517	(59,770)	228,517
Other comprehensive income/(loss) for the year, net of income tax		344,092	60,465	303,471	(297,416)
Total comprehensive income for the year		2,867,140	1,296,195	1,102,835	(16,160)

Total comprehensive income for the year is attributable to:
Owners of the Company		2,835,487	1,215,586	1,104,476	(56,844)
Non-controlling interests		31,653	80,609	(1,641)	40,684
Total		2,867,140	1,296,195	1,102,835	(16,160)

Total comprehensive income for the year attributable to owners of the Company arises from:
Continuing operations		1,958,065	616,726	1,104,476	(442,757)
Discontinued operations		877,422	598,860	—	385,913
Total		2,835,487	1,215,586	1,104,476	(56,844)

The above condensed consolidated interim statement of comprehensive income should be read in conjunction with the accompanying notes.

4

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

For the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal Reserve (*)	Fair value Reserve (*)	Net investment Hedge (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Reserve for non-controlling interest put option (*)	Foreign currency translation reserve (*)	Remeasurements of employee termination benefit	Retained earnings	Total	Non-controlling interests	Total equity

Balance at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	—	—	—	—	(540,045)	439,700	(44,776)	11,312,276	14,989,161	55,927	15,045,088
Changes in accounting policy	—	—	—	—	—	—	—	—	—	—	—	—	542,736	542,736	—	542,736
Restated total equity at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	—	—	—	—	(540,045)	439,700	(44,776)	11,855,012	15,531,897	55,927	15,587,824
Profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	1,157,196	1,157,196	78,534	1,235,730
Other comprehensive income, net of income tax	—	—	—	—	—	—	—	192,922	(810,196)	(402,463)	1,078,127	—	—	58,390	2,075	60,465
Total comprehensive income	—	—	—	—	—	—	—	192,922	(810,196)	(402,463)	1,078,127	—	1,157,196	1,215,586	80,609	1,296,195
Transfer to legal reserves	—	—	—	—	459,565	—	—	—	—	—	—	—	(459,565)	—	—	—
Acquisition of treasury shares (-)	—	(53,528)	—	—	—	—	—	—	—	—	—	—	—	(53,528)	—	(53,528)
Dividends paid (Note 13)	—	8,727	—	—	—	—	—	—	—	—	—	—	(1,900,000)	(1,891,273)	(48,326)	(1,939,599)
Balance at 30 September 2018	2,200,000	(101,114)	35,026	269	2,102,589	—	—	192,922	(810,196)	(942,508)	1,517,827	(44,776)	10,652,643	14,802,682	88,210	14,890,892

Balance at 1 January 2019	2,200,000	(141,534)	35,026	269	2,235,922	—	—	14,942	(271,130)	(810,192)	1,333,995	(34,871)	11,359,317	15,921,744	131,810	16,053,554
Profit for the period	—	—	—	—	—	—	—	—	—		—	—	2,490,866	2,490,866	32,182	2,523,048
Other comprehensive income, net of income tax	—	—	—	—	—	2,391	10,779	(144,680)	96,879	(66,675)	445,285	642	—	344,621	(529)	344,092
Total comprehensive income/(loss)	—	—	—	—	—	2,391	10,779	(144,680)	96,879	(66,675)	445,285	642	2,490,866	2,835,487	31,653	2,867,140
Acquisition of treasury shares (-)	—	(9,998)	—	—	—	—	—	—	—	—	—	—	—	(9,998)	—	(9,998)
Transfer to legal reserve	—	—	—	—	478,811	—	—	—	—	—	—	—	(478,811)	—	—	—
Dividends paid	—	7,381	—	—	—	—	—	—	—	—	—	—	(1,010,000)	(1,002,619)	(109,178)	(1,111,797)
Sale of investment (Note 12)	—	—	—	—	—	—	—	—	—	876,867	(1,388,905)	—	143,905	(368,133)	—	(368,133)
Balance at 30 September 2019	2,200,000	(144,151)	35,026	269	2,714,733	2,391	10,779	(129,738)	(174,251)	—	390,375	(34,229)	12,505,277	17,376,481	54,285	17,430,766

(*) Included in Reserves in the condensed consolidated interim statement of financial position.

The above condensed consolidated interim statement of changes in equity should be read in conjunction with the accompanying notes.

5

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

For the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

		Nine months ended 30 September
	Note	2019	2018
Cash flows from operating activities:
Profit before income tax from
Continuing operations		1,750,612	1,235,730
Discontinued operations		772,436	—
Profit before income tax including discontinued operations		2,523,048	1,235,730

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	9	1,579,727	1,287,011
Amortization of intangible assets and right of use assets	10,11	2,061,943	1,713,992
Net finance expense		1,178,785	185,861
Fair value adjustments to derivatives	15	(120,139)	(3,094,433)
Income tax expense		551,935	456,748
Gain on sale of property, plant and equipment		(36,871)	(25,904)
Unrealized foreign exchange losses on operating assets		1,129,554	6,517,313
Provisions		724,081	458,094
Share of profit of equity accounted investees		(3,378)	408
Adjustments to (earnings) due to disposal of assets held for sale or to associates	12	(772,436)	—
Deferred revenue		38,454	62,926
		8,854,703	8,797,746
Change in operating assets/liabilities
Change in trade receivables		(391,579)	(433,641)
Change in due from related parties		7,967	5,089
Change in receivables from financial services		1,324,186	(671,807)
Change in inventories		18,301	(50,848)
Change in other current assets		(621,618)	199,750
Change in other non-current assets		(36,115)	51,541
Change in due to related parties		(2,079)	13,338
Change in trade and other payables		(641,266)	(381,927)
Change in other non-current liabilities		(32,502)	(170,074)
Change in employee benefit obligations		(21,180)	(16,183)
Change in short term contract asset		(46,111)	73,592
Change in long term contract asset		(7,449)	(167)
Change in short term contract liability		46,659	8,352
Change in long term contract liability		(7,472)	31,403
Changes in other working capital		(470,510)	(913,930)
Cash generated from operations		7,973,935	6,542,234

Interest paid		(1,283,441)	(714,559)
Income tax paid		(472,972)	(511,562)
Net cash inflow from operating activities		6,217,522	5,316,113
Cash flows from investing activities:
Acquisition of property, plant and equipment	9	(2,020,509)	(1,920,069)
Acquisition of intangible assets	10	(1,839,402)	(1,522,376)
Proceeds from sale of property, plant and equipment		64,155	51,113
Advances given for acquisition of property, plant and equipment		(204,724)	(530,065)
Proceeds from sale of subsidiary		2,219,644	—
Contribution of increase of share capital in joint ventures/associates		(28,500)	(13,801)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		81,775	—
Cash outflows from acquisition of shares or borrowing instruments of other enterprises or funds		(231,659)	(449)
Interest received		572,741	492,353
Net cash outflow from investing activities		(1,386,479)	(3,443,294)

Cash flows from financing activities:
Proceeds from derivative instruments		1,010,820	476,399
Repayments of derivative instruments		(547,196)	(218,167)
Proceeds from issues of loans and borrowings		20,387,764	35,861,996
Proceeds from issues of bonds		175,000	2,113,313
Repayment of borrowings		(21,234,470)	(34,983,381)
Repayment of bonds		(225,794)	(191,312)
Dividends paid to shareholders		—	(1,276,799)
Dividends paid to non-controlling interest		(109,178)	(48,326)
Dividends received for treasury share		—	5,344
(Decrease)/increase in cash collateral		204,077	(113,107)
Payments of lease liabilities		(989,825)	(724,627)
Acquisition of treasury shares		(9,998)	(53,528)
Net cash (outflow)/inflow from financing activities		(1,338,800)	847,805

Net increase in cash and cash equivalents		3,492,243	2,720,624

Cash and cash equivalents at 1 January		7,419,239	4,712,333

Effects of exchange rate changes on cash and cash equivalents		63,900	1,316,234

Cash and cash equivalents at 30 September		10,975,382	8,749,191

The above condensed consolidated interim statement of cash flows should be read in conjunction with the accompanying notes.

6

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

Notes to the condensed consolidated interim financial statements

7

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the nine months ended 30 September 2019 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 31 October 2019.

The Company’s parent is Turkcell Holding A.S., which holds 51% of the Company’s shares as of 30 September 2019. The main shareholders of Turkcell Holding A.S. are TeliaSonera Finland Oyj (Sonera), Cukurova Group and Alfa Telecom Turkey Limited (“Alfa”) according to the information obtained from public sources.

In order to ensure compliance with corporate governance principles of the CMB, 3 independent board members were appointed in 2013. Additionally, two board members were appointed at the General Assembly dated 29 April 2013 as per the resolution of CMB. Also in 2013, 2 members were chosen from the independent nominees list submitted by Sonera to CMB. On 29 March 2018, in accordance with the shareholder proposal at the Ordinary General Assembly, 3 new members were elected to serve for 3 years instead of 3 members who are not among independent members appointed by the CMB. 2 new board members were appointed on 7 and 8 March 2019 in lieu of board members who had resigned at various dates in 2019. As a result of reappointment of these 2 board members for 3 years in Ordinary General Assembly Meeting which was held on 12 September 2019, Turkcell’s Board of Directors consists of a total of 7 non-executive members including 3 independent members as of 30 September 2019.

The Company transfered its total shareholding in Fintur Holding B.V. (Fintur) to other shareholder of Fintur, Sonera Holding B.V. (“Sonera Holding”). Transfer to Sonera Holding and the transfer of proceeds completed on 2 April 2019 subsequent to obtainment of regulatory approvals on 29 March 2019. (Note 12).

Other current and non-current assets mainly consists of business advances, prepaid expenses and advance given for acquisition of property, plant and equipment respectively.

2.	Basis of preparation

These condensed consolidated interim financial statements for the nine months ended 30 September 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual financial statements for the year ended 30 September 2019 and any public announcements made by the Company during the interim reporting period.

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new accounting policies for transactions occurred during the nine months ended 30 September 2019 as set out in Note 3.

As at 30 September 2019, interest income and expense on financial assets measured at amortized cost are shown netted of on condensed consolidated interim statement of profit or loss (Note 6). The Company has presented financials of 30 September 2018 accordingly which amount is TL 119,891. This classification has no impact on operating profit, profit for the year and cash flow statement.

8

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

2.	Basis of preparation (continued)

As at 30 September 2018, TL 265,403 has been classified between net impairment losses on financial and contract assets and administrative and selling and marketing expenses according to IFRS 9.

As of 30 September 2018 revenue and cost of revenue from Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) has been classified under financial services which amounts are respectively TL 135,564 and TL (24,624) and as at 31 December 2018 trade receivables from Turkcell Odeme has been classified under receivables from financial services which amount is TL 32,012. The Company made the relevant reclassifications in the condensed consolidated interim financial statements as of 30 September 2018 (Notes 4 and 8). This classification has no impact on operating profit, profit for the year and cash flow statement.

3.	Significant accounting policies

Foreign currency hedge of net investments in foreign operations

The Company designates its foreign currency bank loans to hedge its net investment in a foreign operation. Foreign exchange gain and/or loss resulting from the subsidiary’s net investment portion of this loan is reclassified to other comprehensive income. Foreign exchange gain and/or loss resulting from the subsidiary’s net investment portion of this loan reclassified to other comprehensive income will be transferred to profit and loss in case of disposal of subsidiary. Tax effects of foreign exchange gain and/or loss resulting from the subsidiary’s net investment portion of this loan is recognized under other comprehensive income as well
(Note 13).

New standards and interpretations

i)	Standards, amendments and interpretations effective as at 30 September 2019
-	Amendment to IFRS 9, ‘Financial instruments’; effective from annual periods beginning on or after 1 January 2019. This amendment confirm two points: (1) that reasonable compensation for prepayments can be both negative or positive cash flows when considering whether a financial asset solely has cash flows that are principal and interest and (2) that when a financial liability measured at amortised cost is modified without this resulting in de-recognition, a gain or loss should be recognised immediately in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This means that the difference cannot be spread over the remaining life of the instrument which may be a change in practice from IAS 39.

-	Amendment to IAS 28, ‘Investments in associates and joint venture’; effective from annual periods beginning on or after 1 January 2019. These amendments clarify that companies account for long-term interests in associate or joint venture to which the equity method is not applied using IFRS 9.

9

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Significant in accounting policies (continued)

New standards and interpretations (continued)

i)	Standards, amendments and interpretations effective as at 30 September 2019 (continued)
-	IFRIC 23, ‘Uncertainty over income tax treatments’; effective from annual periods beginning on or after 1 January 2019. This IFRIC clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. The IFRS IC had clarified previously that IAS 12, not IAS 37 ‘Provisions, contingent liabilities and contingent assets’, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognise and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under tax law. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

-	Annual improvements 2015-2017; effective from annual periods beginning on or after 1 January 2019. These amendments include minor changes to:

•	IFRS 3, ‘Business combinations’, – a company remeasures its previously held interest in a joint operation when it obtains control of the business.
•	IFRS 11, ‘Joint arrangements’, – a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business.
•	IAS 12, ‘Income taxes’ – a company accounts for all income tax consequences of dividend payments in the same way.
•	IAS 23, ‘Borrowing costs’ – a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

-	Amendments to IAS 19, ‘Employee benefits’ on plan amendment, curtailment or settlement’; effective from annual periods beginning on or after 1 January 2019. These amendments require an entity to:

•	Use updated assumptions to determine current service cost and net interest for the reminder of the period after a plan amendment, curtailment or settlement and
•	Recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling.
-

10

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

3.	Significant in accounting policies (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not effective as at 30 September 2019:

-	Amendments to IAS 1 and IAS 8 on the definition of material; effective from Annual periods beginning on or after 1 January 2020. These amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’, and consequential amendments to other IFRSs:

•	Use a consistent definition of materiality throughout IFRSs and the Conceptual Framework for Financial Reporting
•	Clarify the explanation of the definition of material and
•	Incorporate some of the guidance in IAS 1 about immaterial information.

-	Amendments to IFRS 3 - definition of a business; effective from Annual periods beginning on or after 1 January 2020. This amendment revises the definition of a business. According to feedback received by the IASB, application of the current guidance is commonly thought to be too complex, and it results in too many transactions qualifying as business combinations.

-	Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest rate benchmark reform; effective from Annual periods beginning on or after 1 January 2020. These amendments provide certain reliefs in connection with interest rate benchmark reform. The reliefs relate to hedge accounting and have the effect that IBOR reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement. Given the pervasive nature of hedges involving IBOR-based contracts, the reliefs will affect companies in all industries.

-	IFRS 17, ‘Insurance contracts’; effective from annual periods beginning on or after 1 January 2021. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.

The Company does not expected material impact of new standards and interpretations on Company’s accounting policies.

11

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.       Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkey, Turkcell International and Other. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danismanlık ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”).

Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell LLC (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”) and Lifecell Digital Limited (“Lificell Digital”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman A.Ş.(“ Turkcell Finansman”), Turkcell Odeme, Turkcell Özel Finansman A.Ş. (“TÖFAŞ”), Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) Paycell LLC (“Paycell”), Turkcell Sigorta Aracılık Hizmetleri A.Ş (“Turkcell Sigorta”), Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş.(“Türkiye’nin Otomobili”) and Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.(“Sofra”).

As of 30 September 2018 in the condensed consolidated interim financial statements, Turkcell Odeme had been reported under Turkcell Turkey segments because of its revenue and operational structure. As of 30 September 2019 in the condensed consolidated interim financial statements, the company is classified in other segment due to the fact that a significant portion of revenue consists of non-group and consumer financing services. The Company has presented financials of 30 September 2018 accordingly in the condensed consolidated interim financial statements (Note 4 and 8). This classification has no impact on operating profit, profit for the year and cash flow statement.

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

12

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.       Segment information (continued)

	Nine months ended 30 September
	Turkcell Turkey		Turkcell International		All other segments		Intersegment Eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Total segment revenue	15,746,474	13,345,112	1,441,831	1,035,121	1,691,970	1,541,481	(426,919)	(255,558)	18,453,356	15,666,156
Inter-segment revenue	(58,043)	(32,741)	(67,679)	(50,732)	(301,197)	(172,085)	426,919	255,558	—	—
Revenue from external customers	15,688,431	13,312,371	1,374,152	984,389	1,390,773	1,369,396	—	—	18,453,356	15,666,156
Adjusted EBITDA	6,429,552	5,632,870	660,112	365,715	604,232	568,856	(21,288)	(18,434)	7,672,608	6,549,007

	Three months ended 30 September
	Turkcell Turkey		Turkcell International		All other segments		Intersegment Eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Total segment revenue	5,652,357	4,907,453	525,017	424,178	562,825	567,313	(153,342)	(99,704)	6,586,857	5,799,240
Inter-segment revenue	(21,742)	(11,706)	(24,853)	(20,526)	(106,747)	(67,472)	153,342	99,704	—	—
Revenue from external customers	5,630,615	4,895,747	500,164	403,652	456,078	499,841	—	—	6,586,857	5,799,240
Adjusted EBITDA	2,391,613	2,047,690	236,396	150,535	213,800	203,174	(3,129)	(8,626)	2,838,680	2,392,773

13

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

4.       Segment information (continued)

	Nine months ended		Three months ended
	30 September 2019	30 September 2018	30 September 2019	30 September 2018

Profit for the period	2,523,048	1,235,730	799,364	281,256

Add(Less):

Profit/(loss) from discontinued operations	(772,436)	—	—	—

Profit from continuing operations	1,750,612	1,235,730	799,364	281,256
Income tax expense	551,935	456,748	229,200	144,376
Finance income	(252,574)	(3,038,121)	82,163	(2,113,173)
Finance costs	1,765,918	4,706,620	439,083	2,981,846
Other income	(77,929)	(65,922)	(14,308)	(21,962)
Other expenses	296,354	252,541	107,074	144,916
Depreciation and amortization	3,641,670	3,001,003	1,197,744	975,106
Share of loss of equity accounted investees	(3,378)	408	(1,640)	408
Consolidated adjusted EBITDA	7,672,608	6,549,007	2,838,680	2,392,773

5.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. National and religious holidays in Turkey also affect the Company’s operational results.

14

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

6.	Finance income and costs

	Nine months ended		Three months ended
	30 September 2019	30 September 2018	30 September 2019	30 September 2018
Fair value gains on derivative financial
instruments and interest (*)	—	1,565,246	225,134	782,928
Cash flow hedges - reclassified to profit or loss (*)	—	1,209,994	(377,484)	1,209,994
Interest income on bank deposits	244,645	261,688	69,216	119,194
Other	7,929	1,193	971	1,057
Finance income	252,574	3,038,121	(82,163)	2,113,173

Net foreign exchange losses	(607,235)	(4,165,147)	214,371	(2,710,524)
Fair value losses on derivative financial
instruments and interest (*)	(519,462)	—	(519,462)	—
Cash flow hedges - reclassified to profit or loss (*)	124,808	—	124,808	—
Interest expenses for financial liabilities measured at amortized cost	(747,149)	(483,350)	(254,903)	(239,780)
Other	(16,880)	(58,123)	(3,897)	(31,542)
Finance costs	(1,765,918)	(4,706,620)	(439,083)	(2,981,846)
Net finance costs	(1,513,344)	(1,668,499)	(521,246)	(868,673)

(*)Interest expense/income and fair value and interest of derivative financial instruments are shown netted off on condensed consolidated interim statement of profit or loss.

7.	Income tax expense

Effective tax rates for the nine and three months ended 30 September 2019 and 2018 are 18%, 22% and 27%, 34% respectively. The decrease in the effective tax rate is mainly due to the gains arising from the sale of the shares of Fintur are exempt from the corporate tax in accordance with the Article 10/13-h of the Law no. 7143.

15

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.       Revenue

	Nine months ended 30 September
	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Telecommunication services	14,040,963	12,251,290	1,288,222	910,596	—	—	(41,473)	(51,966)	15,287,712	13,109,920
Equipment revenues	1,569,062	919,577	80,090	72,860	—	—	—	—	1,649,152	992,437
Revenue from financial services	—	—	—	—	863,483	831,012	(686)	(978)	862,797	830,034
Call center revenues	16,055	9,319	11,641	7,318	215,280	165,261	(25,033)	(14,469)	217,943	167,429
Commission fees on betting business	—	—	—	—	132,300	142,829	—	—	132,300	142,829
Revenue from betting business	—	—	—	—	—	186,243	—	—	—	186,243
Other	120,394	164,926	61,878	44,347	480,907	216,136	(359,727)	(188,145)	303,452	237,264
Total	15,746,474	13,345,112	1,441,831	1,035,121	1,691,970	1,541,481	(426,919)	(255,558)	18,453,356	15,666,156

	Three months ended 30 September
	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Telecommunication services	5,128,536	4,461,288	465,475	375,053	—	—	(15,675)	(19,679)	5,578,336	4,816,662
Equipment revenues	469,602	418,590	32,172	29,426	—	—	—	—	501,774	448,016
Revenue from financial services	—	—	—	—	276,371	306,917	(185)	(335)	276,186	306,582
Call center revenues	5,527	3,158	4,074	2,922	87,473	48,240	(9,109)	(5,359)	87,965	48,961
Commission fees on betting business	—	—	—	—	26,271	46,181	—	—	26,271	46,181
Revenue from betting business	—	—	—	—	—	79,621	—	—	—	79,621
Other	48,692	24,417	23,296	16,777	172,710	86,354	(128,373)	(74,331)	116,325	53,217
Total	5,652,357	4,907,453	525,017	424,178	562,825	567,313	(153,342)	(99,704)	6,586,857	5,799,240

16

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Revenue (continued)

	30 September 2019
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	14,040,963	1,288,222	—	(41,473)	15,287,712
At a point in time	134,437	887	—	—	135,324
Over time	13,906,526	1,287,335	—	(41,473)	15,152,388
Equipment Related	1,569,062	80,090	—	—	1,649,152
At a point in time	1,505,008	72,204	—	—	1,577,212
Over time	64,054	7,886	—	—	71,940
Revenue from financial operations	—	—	863,483	(686)	862,797
At a point in time	—	—	150,403	(686)	149,717
Over time	—	—	713,080	—	713,080
Call Center	16,055	11,641	215,280	(25,033)	217,943
At a point in time	—	—	—	—	—
Over time	16,055	11,641	215,280	(25,033)	217,943
Commission fees on betting business	—	—	132,300	—	132,300
At a point in time	—	—	—	—	—
Over time	—	—	132,300	—	132,300
Revenue from betting business	—	—	—	—	—
At a point in time	—	—	—	—	—
Over time	—	—	—	—	—
All other segments	120,394	61,878	480,907	(359,727)	303,452
At a point in time	60,213	11,407	454	(374)	71,700
Over time	60,181	50,471	480,453	(359,353)	231,752
Total	15,746,474	1,441,831	1,691,970	(426,919)	18,453,356
At a point in time	1,699,658	84,498	150,857	(1,060)	1,933,953
Over time	14,046,816	1,357,333	1,541,113	(425,859)	16,519,403

17

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

8.	Revenue (continued)

	30 September 2018
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	12,251,290	910,596	—	(51,966)	13,109,920
At a point in time	233,905	—	—	(7,409)	226,496
Over time	12,017,385	910,596	—	(44,557)	12,883,424
Equipment Related	919,577	72,860	—	—	992,437
At a point in time	800,214	72,860	—	—	873,074
Over time	119,363	—	—	—	119,363
Revenue from financial operations	—	—	831,012	(978)	830,034
At a point in time	—	—	171,238	(978)	170,260
Over time	—	—	659,774	—	659,774
Call Center	9,319	7,318	165,261	(14,469)	167,429
At a point in time	—	—	—	—	—
Over time	9,319	7,318	165,261	(14,469)	167,429
Commission fees on betting business	—	—	142,829	—	142,829
At a point in time	—	—	—	—	—
Over time	—	—	142,829	—	142,829
Revenue from betting business	—	—	186,243	—	186,243
At a point in time	—	—	—	—	—
Over time	—	—	186,243	—	186,243
All other segments	164,926	44,347	216,136	(188,145)	237,264
At a point in time	128,992	4,161	5,182	—	138,335
Over time	35,934	40,186	210,954	(188,145)	98,929
Total	13,345,112	1,035,121	1,541,481	(255,558)	15,666,156
At a point in time	1,163,111	77,021	176,420	(8,387)	1,408,165
Over time	12,182,001	958,100	1,365,061	(247,171)	14,257,991

18

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

9.        Property, plant and equipment

Cost	Balance as at 1 January 2019	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 30 September 2019
Network infrastructure (All operational)	19,132,278	381,779	(400,843)	1,135,953	—	729,316	20,978,483
Land and buildings	929,901	16,394	—	227,938	—	5,865	1,180,098
Equipment, fixtures and fittings	803,500	72,622	(30,585)	(1,269)	—	9,715	853,983
Motor vehicles	40,106	—	(46)	—	—	804	40,864
Leasehold improvements	327,492	2,973	(7)	2	—	1,937	332,397
Construction in progress	512,087	1,562,104	(1,058)	(1,369,227)	(1,236)	15,830	718,500
Total	21,745,364	2,035,872	(432,539)	(6,603)	(1,236)	763,467	24,104,325

Accumulated depreciation
Network infrastructure (All operational)	9,446,217	1,451,343	(382,289)	31,167	12,759	449,683	11,008,880
Land and buildings	239,088	24,593	—	(19,192)	—	5,021	249,510
Equipment, fixtures and fittings	633,507	64,046	(26,998)	(11,810)	—	7,793	666,538
Motor vehicles	34,230	2,134	(46)	—	—	732	37,050
Leasehold improvements	276,006	22,863	(7)	—	—	1,142	300,004
Total	10,629,048	1,564,979	(409,340)	165	12,759	464,371	12,261,982

Net book amount	11,116,316	470,893	(23,199)	(6,768)	(13,995)	299,096	11,842,343

Depreciation expense for the nine and three months ended 30 September 2019 amounting to TL 1,578,974 and 544,335 including impairment losses are recognized in cost of revenues.

The impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed line infrastructure investments.

Impairment losses on property, plant and equipment for the nine and three months ended 30 September 2019 amounting to TL 13,995 and 5,249 are included in depreciation expense.

19

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

10.	Intangible assets

Cost	Balance at 1 January 2019	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 30 September 2019
Telecommunication licenses	8,722,998	6,357	(14,214)	27,107	284,244	9,026,492
Computer software	8,539,038	887,852	(17,370)	53,887	80,530	9,543,937
Transmission line software	73,139	639	—	—	—	73,778
Central betting system operating right	11,981	445	—	—	—	12,426
Indefeasible right of usage	117,618	—	—	—	—	117,618
Brand name	7,040	365	—	—	—	7,405
Customer base	15,512	—	—	—	—	15,512
Goodwill	32,834	—	—	—	—	32,834
Subscriber acquisition cost	2,034,053	846,968	—	—	16,153	2,897,174
Other	50,005	43,911	(59)	(8,486)	1,957	87,328
Construction in progress	18,007	52,864	—	(65,905)	5,784	10,750
Total	19,622,225	1,839,401	(31,643)	6,603	388,668	21,825,254

Accumulated amortization
Telecommunication licenses	2,948,235	467,548	(14,214)	—	63,148	3,464,717
Computer software	5,481,895	540,741	(13,285)	7,228	52,146	6,068,725
Transmission line software	67,017	3,448	—	—	—	70,465
Central betting system operating right	12,074	226	—	—	—	12,300
Indefeasible right of usage	31,855	6,424	—	—	—	38,279
Brand name	7,040	11	—	—	—	7,051
Customer base	12,211	328	—	—	—	12,539
Subscriber acquisition cost	974,200	349,049	—	—	11,295	1,334,544
Other	37,526	19,956	(59)	(7,393)	1,339	51,369
Total	9,572,053	1,387,731	(27,558)	(165)	127,928	11,059,989

Net book amount	10,050,172	451,670	(4,085)	6,768	260,740	10,765,265

Amortization expense on intangible assets other than goodwill for the nine and three months ended 30 September 2019 amounting to TL 1,387,731 and 457,695 including impairment losses are recognized in cost of revenues.

There is no impairment losses on intangible assets recognized for the nine months ended 30 September 2019.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software is TL141,978 and TL 60,888 respectively, for the nine months and three months ended 30 September 2019.

20

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

11.	Right of use assets

Closing balances of right of use assets as of 1 January and 30 September 2019 and depreciation and amortization expenses for the period ended 30 September 2019 is stated as below:

	Site Rent	Building	Network equipment	Right of way	License	Other	Total
Balance at 1 January 2019	1,021,638	135,158	50,538	8,643	323,742	109,883	1,649,602
Depreciation and amortization charge for the year	(372,378)	(41,216)	(116,371)	(3,806)	(33,670)	(106,771)	(674,212)
Balance at 30 September 2019	1,045,090	103,573	107,504	16,849	368,728	166,155	1,807,899

As at 30 September 2019, additions to right of use assets amount to TL 920,799 and interest expense for the nine and three months ended 30 September on lease liabilities is TL 212,147 and TL 77,455.

Depreciation expense for the nine and three months ended 30 September 2019 amounting to TL 674,212 and 195,462 are recognized in cost of revenues.

21

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

12.	Asset held for sale and discontinued operations

In 2016, the Group has committed to plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate. In this regard, Fintur has been classified as held for sale and reported as discontinued operation starting from 1 October 2016.

Equity accounting for Fintur ceased starting from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of carrying amount and fair value less costs to sell.

The delay during 2018 in the sales process was caused by events and circumstances beyond the Company’s control.

Fintur, has transferred its total shareholding in Azertel Telekomunikasyon Yatırım Dış Ticaret A.Ş. (“Azertel”) to Azerbaijan International Telecom LLC (“Azintelecom”) at the price of EUR 221,687 on 5 March 2018. The signing of definitive agreement, the transfer of shares to Azintelecom and the transfer of proceeds to Fintur were completed simultaneously.

Fintur has completed the transfer of all its shares in Geocell LLC to Silknet JSC on 20 March 2018, a joint stock company organized under the laws of Georgia, for a total consideration of USD 153,000 upon receiving the necessary regulatory approvals.

Fintur, has transferred its total shareholding in Kcell JSC to Kazakhtelecom JSC (“Kazakhtelecom”), established in Kazakhstan, a fixed line operator controlled by the government of the Republic of Kazakhstan through sovereign wealth fund Samruk-Kazyna for a total consideration of USD 302,571. The definitive agreement has been signed on 12 December 2018. The transfer of shares to Kazakhtelecom and the transfer of proceeds to Fintur were completed simultaneously on 21 December 2018.

The Company has signed the definitive agreement on 12 December 2018 to transfer its total shareholding in Fintur to other shareholder of Fintur, Sonera Holding B.V. (“Sonera Holding”). Transfer to Sonera Holding and the transfer of proceeds completed on 2 April 2019 subsequent to obtainment of regulatory approvals on 29 March 2019. The final value of the transaction is realized as TL 2,229,595 (EUR 352,851). The share transfer have been completed within the nine months period ended 30 September 2019, gain on sale of the associate, amounting to TL 772,436 has been recognized under profit from discounting operations in the condensed consolidated interim financial statements.

Reconciliation of Fintur sales for the period ended 30 September 2019 is stated as below:

30 September 2019
Consideration received or receivable:
Cash	2,229,595
Total disposal consideration	2,229,595
Carrying amount of net assets sold	(1,825,292)
Gain on sale before income tax and reclassification of foreign currency translation reserve	404,303
Reclassification of foreign currency translation reserve	368,133
Income tax expense on gain	—
Gain on sale after income tax	772,436

Subsequent to recognition of Fintur disposal for the nine months period ended 30 September 2019, Turkcell has recognized compensation expense, which has been paid on 23 July 2019 according to Kcell Share Purchase Agreement amounting to TL 59,224 (USD 10,448).

22

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

13.	Equity

Dividends

Turkcell:

On 12 September 2019, the Company’s General Assembly has approved a dividend distribution for the year ended 31 December 2018 amounting to TL 1,010,000; this represents a gross cash dividend of full TL 0.45909 per share. The dividend will be paid on 31 October 2019 to the shareholders.

Azerinteltek:

According to the two resolution of the General Assembly Meeting of Azerinteltek within 2018, shareholders decided to pay dividend amounting to AZN 5,959 (TL 13,103) from the profit realized for the last quarter of 2017 dividend payment was made in 2018. The share purchase agreement of Azerinteltek was signed on 15 November 2018 and the transfer of proceeds to Inteltek was completed on 27 December 2018. Group have lost the control over the subsidiary unconditionally on 27 December 2018 with transfer of money. The transfer of shares to Baltech was completed subsequently on 11 January 2019.

Inteltek:

According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 15 March 2019, the shareholders resolved to pay a dividend amount equal to TL 232,875 out of profits for the year ended 31 December 2018 and a dividend out legal reserves amount equal to TL 9,742. The aggregate amount of dividends has been paid on April 2019.

According to Board of Directors Resolution of Inteltek dated 16 October 2019 the advanced dividend payment has been made in 17 October 2019 amounting to TL 35,220 for the first six months of 2019 profit.

Net investment hedges in a foreign operation:

Turkcell, designated some portion of its EUR denominated bank loans as hedging instrument in order to hedge the foreign currency risk arising from the translation of net assets of some of its subsidiaries operating in Europe from EUR to TL. Net foreign exchange losses after tax accounted for under “gains/ (losses) on hedges of net investments in foreign operations” in the statement of other comprehensive income of 2019 amounted to TL 10,779 (2018: None).

23

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.       Loans and borrowings

	30 September 2019	31 December 2018
Non-current liabilities
Unsecured bank loans	6,590,932	7,244,992
Secured bank loans	1,072	1,862
Lease liabilities	1,069,012	1,026,955
Debt securities issued	5,242,895	4,845,827
	12,903,911	13,119,636
Current liabilities
Unsecured bank loans	6,901,105	6,281,855
Secured bank loans	1,847	2,318
Lease liabilities	474,970	387,001
Debt securities issued	393,339	364,735
	7,771,261	7,035,909

As at 30 September 2019, the Company has utilized, USD 225,000 (equivalent to TL 1,273,298 as at 30 September 2019) and EUR 35,000 comparatively, under loan agreement signed with China Development Bank (CDB).

The annual interest rates of the USD and EUR denominated loans utilized as part of the EUR 750,000 loan agreement between the Company and China Development Bank (CDB), which were LIBOR + 2.22% and EURIBOR + 2.20%, have been revised as LIBOR + 2.17% and EURIBOR + 2.15%, respectively. The updated rates are effective as of 10 April 2019. There have been no changes to the maturity or the repayment terms of the loan.

The Company signed a loan agreement of USD 150,000 with J.P.Morgan Chase Bank N.A., London Branch and AB Svensk Exportkredit within the framework of the insurance of the Swedish Export Credit Agency (EKN). The availability period of the loan is until April 2021, to be utilized in three equal tranches each with a maturity of 10 years. The total annual cost of the loan is LIBOR+2.1% for the first tranche and fixed 5.4% for the second and third tranches. As at 30 September 2019, the Company has utilized USD 50,000 under this agreement.

The Company signed a loan agreement of EUR 50,000 with BNP Paribas Fortis SA/NV for general corporate purposes. The respective loan has a maturity of 3 years and 1 week and its annual cost of funding is in Euribor+2.05% - 1.85% range. Cost of funding can potentially decline to Euribor+1.85% subject to meeting sustainability based environmental objectives set as part of the loan agreement. These objectives include recycling of electronic waste, use of solar energy for electricity consumption and reducing paper consumption through increased use of Dergilik application. As of 30 September 2019 the Company has utilized EUR 50,000 under this agreement.

24

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.       Loans and borrowings (continued)

Within the scope of buy-back decisions on 27 July 2016 and 30 January 2017, the Company purchased their debt securities issued with a total nominal value of USD 10,000 as at 30 September 2019.

In the year 2019, the Company has taken CMB approval on issuance of management agreement based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to TL 500,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors. As at 14 June 2019, the company has issued management agreement based lease certificates through Halk Yatırım amounting TL 75,000 with the maturity of 8 October 2019.

25

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

14.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			30 September 2019			31 December 2018
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount

Unsecured bank loans	USD	Floating	Libor+1.5%-Libor+2.2%	2020-2028	4,904,251	Libor+2.0%-Libor+4.1%	2019-2026	4,589,157
Unsecured bank loans	EUR	Floating	Euribor+1.2%-Euribor+2.2%	2019-2026	6,167,304	Euribor+1.2%-Euribor+3.4%	2019-2026	6,975,890
Unsecured bank loans	TL	Fixed	13.3%-14.9%	2019	905,677	12.6%-25.0%	2019	873,914
Unsecured bank loans	UAH	Fixed	16.3%-19.5%	2019	1,063,351	21.5%-22.5%	2019	894,511
Unsecured bank loans	RMB	Fixed	5.5%	2026	203,507	5.5%	2019-2026	193,375
Unsecured bank loans	EUR	Fixed	1.0%	2019	247,948	-	-	-
Secured bank loans (*)	BYN	Fixed	11.5%	2020	2,918	12.0%-16.0%	2019-2020	4,180
Debt securities issued	USD	Fixed	5.8%	2025-2028	5,555,988	5.8%	2019-2028	5,135,565
Debt securities issued	TL	Fixed	23.7%	2019	80,246	24.5%	2019	74,997
Lease liabilities	EUR	Fixed	1.0%-6.75%	2019-2031	160,408	1.0%-7.9%	2019-2031	194,645
Lease liabilities	TL	Fixed	15.0%-45.0%	2019-2064	783,458	16.1%-45.0%	2019-2048	719,718
Lease liabilities	USD	Fixed	4.0%-10.5%	2019-2052	18,427	3.9%-10.8%	2019-2027	40,351
Lease liabilities	UAH	Fixed	16.1%-24.0%	2019-2068	486,262	16.6%-24.0%	2019-2067	418,390
Lease liabilities	BYN	Fixed	13.0%-15.0%	2019-2024	95,427	12.0%-15.0%	2019-2028	40,852
					20,675,172			20,155,545

(*) Belarusian Telecom pledged its certain property, plant and equipment to secure these bank loans, Also, these bank loans are secured by the Government of the Republic of Belarus.

26

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments

Fair value of derivative financial instruments at 30 September 2019 and 31 December 2018 are attributable to the following:

	30 September 2019		31 December 2018

	Assets	Liabilities	Assets	Liabilities

Held for trading	414,159	116,279	709,617	131,097
Derivatives used for hedging	608,366	—	730,924	—
Total	1,022,525	116,279	1,440,541	131,097

At 30 September 2019, total held for trading derivative financial assets also include net accrued interest expense of TL 165,940 (31 December 2018: TL 84,479) and total held for trading derivative financial liabilities include net accrued interest expense of TL 41,058 (31 December 2018: TL 34,168).

Derivatives used for hedging

Participating cross currency swap and cross currency swap contracts

The notional amount and the fair value of participating cross currency swap and cross currency swap contracts for hedging purposes at 30 September 2019 are as follows:

As at 30 September 2019
Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Participating cross currency swap contracts
TL	1,960,140	EUR	466,700	168,033	23 October 2025
TL	275,850	EUR	60,000	9,628	22 April 2026
TL	217,500	USD	75,000	142,985	16 September 2020
TL	146,750	USD	50,000	93,348	16 September 2020
TL	97,000	USD	25,000	38,696	16 September 2020
TL	193,250	USD	50,000	78,124	16 September 2020
TL	263,500	USD	50,000	8,165	22 April 2026
TL	91,700	USD	20,000	23,247	22 April 2026
Cross currency swap contracts
TL	123,878	RMB	202,600	46,140	22 April 2026
Derivatives used for hedge accounting financial assets				608,366

EUR 526,700 participating cross currency swap contracts includes TL 685,019 guarantees after CSA agreement (31 December 2018: TL 690,146).

27

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading

Currency swap, cross currency swap, interest swap and participating cross currency swap contracts (continued)

The notional amount and the fair value of currency swap, interest swap, participating cross currency swap and cross currency swap contracts for trading purposes at 30 September 2019 are as follows:

As at 30 September 2019
Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Cross currency swap contracts
TL	242,873	USD	70,500	162,709	16 September 2020
TL	269,451	USD	70,500	132,685	22 December 2019
TL	97,997	EUR	21,500	35,478	19 December 2020
TL	84,224	EUR	15,040	3,840	23 September 2021

Participating cross currency swap contracts
TL	185,100	EUR	30,000	3,232	22 April 2026
TL	183,300	EUR	30,000	14,550	22 April 2026
TL	244,000	EUR	40,000	115	22 April 2026
TL	280,600	USD	50,000	6,073	22 April 2026
TL	116,080	USD	20,000	1,009	22 April 2026
TL	144,688	USD	25,000	1,816	22 April 2026
TL	199,325	USD	35,000	5,812	22 April 2026
Interest swap contracts
USD	164,850	USD	165,210	157	30 October 2019
USD	192,325	USD	192,729	170	30 October 2019
USD	109,340	USD	109,348	-	2 October 2019
USD	95,117	USD	95,214	22	15 October 2019
USD	49,199	USD	49,248	7	15 October 2019
EUR	94,000	USD	104,434	11,437	1 October 2019
EUR	85,000	USD	93,483	3,699	1 October 2019
EUR	50,000	USD	54,975	2,091	1 October 2019
EUR	98,000	USD	107,761	4,140	1 October 2019
EUR	87,000	USD	95,670	3,692	1 October 2019
EUR	100,000	USD	110,020	4,469	1 October 2019
EUR	50,000	USD	54,980	2,062	1 October 2019
EUR	175,000	USD	192,448	7,210	2 October 2019
EUR	45,000	USD	49,500	1,948	1 October 2019
EUR	150,000	USD	164,850	5,721	1 October 2019

Total Held for trading derivative financial assets				414,144

28

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Held for trading (continued)

Currency swap, cross currency swap, interest swap and participating cross currency swap contracts (continued)

As at 30 September 2019
Sell		Buy
Currency	Notional amount	Currency	Notional amount	Fair Value	Maturity

Cross currency swap contracts
TL	38,374	RMB	48,489	(470)	22 April 2026
TL	95,040	EUR	14,400	(18,902)	23 September 2021
TL	130,488	USD	24,000	(9,969)	20 March 2023
TL	6,231	EUR	1,000	(141)	19 December 2019
TL	141,408	USD	24,000	(8,542)	19 December 2019
TL	264,200	EUR	40,000	(18,454)	04 November 2019

Interest swap contracts
USD	100,000	USD	100,000	(11,441)	22 April 2026
USD	50,000	USD	50,000	(4,902)	22 April 2026
USD	40,000	USD	40,000	(2,366)	22 April 2026
USD	35,000	USD	35,000	(2,075)	22 April 2026

Participating cross currency swap contracts
TL	116,280	EUR	18,000	(3,560)	16 September 2020
TL	174,150	USD	30,000	(9,677)	22 April 2026
TL	261,000	USD	45,000	(6,347)	15 June 2020
TL	113,400	USD	20,000	(18,264)	22 April 2026

Total Held for trading derivative financial liabilities				(115,110)

Currency forward contracts

The notional amount and the fair value of currency forward contracts for trading purposes at
30 September 2019 are as follows:

Buy
Currency	Notional amount	Fair Value	Maturity
USD	1,500	15	1 October 2019
Total Held for trading derivative financial assets		15

Buy
Currency	Notional amount	Fair Value	Maturity
USD	695	(354)	31 October2019
USD	654	(354)	30 November 2019
USD	795	(461)	31 December 2019
Total Held for trading derivative financial liabilities		(1,169)

29

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair values

	30 September 2019	31 December 2018	Fair Value hierarchy	Valuation Techniques

a)Participating cross currency swap contracts (*)	556,985	653,142	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
-Held for trading	(5,241)	(24,199)
-Derivatives used for hedging	562,226	677,341

b)Cross currency swap, FX swap, Interest swap and option contracts	350,415	656,302	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
-Held for trading	304,275	602,719
-Derivatives used for hedging	46,140	53,583

c)Currency forward contracts	(1,154)	-	Level 2	Forward exchange rates at the balance sheet date
-Held for trading	(1,154)	-

(*)Since bid-ask spread is unobservable input; in valuation of participating cross currency swap contracts, prices in bid- ask price range which were considered the most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 106,465 lower as at 30 September 2019 (31 December 2018: TL 123,995).

There were no transfers between fair value hierarchy levels during the year.

30

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 30 September 2019 and 31 December 2018 on a hedge accounting basis:

Currency	Nominal Value	Maturity Date	30 September 2019	31 December 2018	Fair Value hierarchy	Hedge Ratio
Participating cross currency swap contracts
EUR Contracts	466,700	23 October 2025	168,033	208,462	Level 3	1:1
EUR Contracts	60,000	22 April 2026	9,628	64,670	Level 3	1:1
USD Contracts	200,000	16 September 2020	353,153	394,975	Level 3	1:1
USD Contracts	20,000	22 April 2026	23,247	9,234	Level 3	1:1
USD Contracts	50,000	22 April 2026	8,165	-	Level 3	1:1
Cross currency swap contracts
CNY Contracts	202,600	22 April 2026	46,140	53,583	Level 2	1:1

31

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

15.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Movements in the participating cross currency swap contracts for the years ended 30 September 2019 is stated below:

30 September 2019
Opening balance	653,142
Cash flow effect	(221,867)
Total gain/loss:
Gains recognized in profit or loss	125,710
Closing balance	556,985

Net off / Offset

The Company signed a Credit Support Annex (CSA) against default risk of the parties in respect of a EUR 466,700 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 60,000 participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to the valuations on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred EUR 205,129 as collateral to the Company (30 September 2019: TL 1,268,436) which was the amount exceeding the threshold (EUR 10,000) and the Company transferred EUR 94,349 as collateral to the bank (30 September 2019: TL 583,416) which was the amount exceeding the threshold (EUR 10,000). The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 685,019 that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 30 September 2019, if this transaction was not conducted, derivative financial instruments assets would have been TL 1,541,604 and current borrowings would have been TL 8,456,280.

32

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments

Impairment losses

Movements in the provision for impairment of trade receivables and due from related parties are as follows:

	30 September 2019 Contract Asset	30 September 2019 Other Asset
Opening balance	7,370	730,069
Provision for impairment recognized during the year	1,315	221,850
Amounts collected	—	(92,873)
Receivables written off during the year as uncollectible	—	(96,119)
Transfer	(3,785)	3,785
Exchange differences	—	6,812
Closing balance	4,900	773,524

Movements in the provision for impairment of receivables from financial services are as follows:

30 September 2019
Opening balance	201,015
Provision for impairment recognized during the year	181,810
Amounts collected	(94,585)
Receivables written off during the year as uncollectible	(79,545)
Closing balance	208,695

33

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	30 September 2019
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	307	11	—
Financial asset at fair value through other comprehensive income	1,343	30,587	—
Due from related parties-current	641	45	—
Trade receivables and contract assets	22,213	44,643	—
Other current assets	13,046	8,916	—
Cash and cash equivalents	300,016	1,218,326	—
	337,566	1,302,528	—
Foreign currency denominated liabilities
Loans and borrowings-non current	(450,776)	(626,339)	(211,356)
Debt securities issued-non- current	(926,454)	—	—
Lease obligations-non-current	(2,375)	(20,123)	—
Other non-current liabilities	(76,131)	—	—
Loans and borrowings-current	(415,836)	(513,929)	(46,337)
Debt securities issued-current	(55,326)	—	—
Lease obligations-current	(881)	(5,783)	—
Trade and other payables-current	(123,243)	(25,429)	(22,929)
Due to related parties	(875)	(99)	—
	(2,051,897)	(1,191,702)	(280,622)

Loans defined as hedgeing instruments (*)	—	120,512	—
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,762,486	(197,360)	251,089
Net exposure	48,155	33,978	(29,533)

(*) Turkcell, main partner of the Group, designated EUR 120,512 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognised under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira.

34

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2018
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	222	11	—
Financial asset at fair value through other comprehensive income	—	7,043	—
Due from related parties-current	1,965	223	—
Trade receivables and contract assets	15,786	52,140	—
Other current assets	70,710	18,977	—
Cash and cash equivalents	786,322	384,800	—
	875,005	463,194	—
Foreign currency denominated liabilities
Loans and borrowings-non current	(481,438)	(748,142)	(224,519)
Debt securities issued-non- current	(921,102)	—	—
Lease obligations-non-current	(4,719)	(24,068)	—
Other non-current liabilities	(68,107)	—	—
Loans and borrowings-current	(390,876)	(523,595)	(29,244)
Debt securities issued-current	(55,074)	—	—
Lease obligations-current	(2,951)	(8,223)	—
Trade and other payables-current	(233,805)	(32,946)	(70,553)
Due to related parties	(686)	(52)	—
	(2,158,758)	(1,337,026)	(324,316)

Exposure related to derivative instruments	1,082,036	811,167	202,600
Net exposure	(201,717)	(62,665)	(121,716)

35

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Exposure to currency risk (continued)

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies, the analysis excludes net foreign currency investments.

10% strengthening/weakening of the TL, UAH and BYN against the following currencies at 30 September 2019 and 31 December 2018 would have increased/ (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis
30 September 2019
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	27,251	(27,251)	-	-
2- Hedged portion of USD risk (-)	-	-	(5,723)	5,723
3- USD net effect (1+2)	27,251	(27,251)	(5,723)	5,723

4- EUR net asset/liability	21,010	(21,010)	-	-
5- Hedged portion of EUR risk (-)	-	-	(32,553)	32,553
6- EUR net effect (4+5)	21,010	(21,010)	(32,553)	32,553

7- Other foreign currency net asset/liability (RMB)	(2,332)	2,332	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	(697)	697
9- Other foreign currency net effect (7+8)	(2,332)	2,332	(697)	697
Total (3+6+9)	45,929	(45,929)	(38,973)	38,973

Sensitivity analysis
31 December 2018
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	(106,121)	106,121	-	-
2- Hedged portion of USD risk (-)	-	-	(9,596)	9,596
3- USD net effect (1+2)	(106,121)	106,121	(9,596)	9,596

4- EUR net asset/liability	(37,775)	37,775	-	-
5- Hedged portion of EUR risk (-)	-	-	(23,613)	23,613
6- EUR net effect (4+5)	(37,775)	37,775	(23,613)	23,613

7- Other foreign currency net asset/liability (RMB)	(9,275)	9,275	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	364	(364)
9- Other foreign currency net effect (7+8)	(9,275)	9,275	364	(364)
Total (3+6+9)	(153,171)	153,171	(32,845)	32,845

36

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

16.	Financial instruments (continued)

Fair values

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration,

	Fair value at			Inputs
	30 September 2019	31 December 2018	Unobservable Inputs	30 September 2019	31 December 2018	Relationship of unobservable inputs to fair value

Contingent consideration	430,835	358,304	Risk-adjusted discount rate	8.1%	9.5%	A change in the discount rate by 100 bps would increase/decrease FV by TL (13,669) and TL 14,250 respectively.

			Expected settlement date	first quarter of 2023	first quarter of 2023	If expected settlement date changes by 1 year FV would increase/decrease by TL (32,368) and TL 34,898 respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the years ended 30 September 2019 is stated below:

2019
Opening balance	358,304
Gains recognized in profit or loss	72,531
Closing balance	430,835

17. Guarantees and purchase obligations

At 30 September 2019, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 1,333,289 (31 December 2018: TL 1,353,789). Payments for these commitments will be made within 5 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 5,092,593 at 30 September 2019 (31 December 2018: TL 6,530,374).

37

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.       Commitments and contingencies

18.1	Disputes on Special Communication Tax and Value Added Tax
a)	Disputes on SCT for the year 2011

Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The cases are pending at the appeal stage. The Large Tax Payers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per the Law no. 6736. Tax Office rejected the application. The Company also filed a case for the cancellation of aforementioned rejection act of the Tax Office. The hearing was held on 9 April, 2019 in this case and it is expected that the court will grant a decision.

b)	Disputes on SCT and VAT for the years 2015 and 2016

Turkish telecom sector players including Turkcell has been subjected to a limited tax audit with respect from VAT and SCT for 2015 and 2016. At the end of the tax audit process for the Company no issues to be criticized were identified for 2015. However, some of bundle offers and some services offered by the Company are subjected to criticism by tax authority for 2016.

As of 30 September 2019, respectively tax claims arising from SCT and VAT amounting to TL 134,537 and TL 113,367 including the principal and penalty amounts have been notified to the Company. Administrative process has been initiated in accordance with the relevant legislation while reserving right to take legal action.

c)	Disputes on SCT for the year 2015,2016 and 2017

Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company amounting to TL 85,125 in total, of which SCT amounting to TL 34,050 and penalty amounting to TL 51,075 based on the claim stated on Tax Investigation Reports prepared for the year 2015, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors. Administrative process has been initiated in accordance with the relevant legislation while reserving right to take legal action.

Tax investigation closing minute has been signed for the year 2016 and waiting for tax investigation report. The tax investigation with respect to same transaction for the year 2017 still ongoing.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed unlikely on aforementioned transactions, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 September 2019 (31 December 2018: None).

38

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.      Commitments and contingencies (continued)

18.2	Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. With this decision The Competition Board rejected the claims that Turkcell determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that Turkcell forced its sub dealers to actual exclusivity. The Company filed a lawsuit for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision with the request of the stay of the execution. The appeal process is ongoing.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to 3 times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The reasoned decision was notified to the Company. The plaintiff appealed the case before Regional Administrative Court. The Company replied plaintiff’s appeal request in due time. The appeal process, before Regional Administrative Court, is pending. The other cases are still ongoing.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that Turkcell determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Therewith Competition Board launched a new investigation. As a result of the new investigation The Competition Board decided to apply administrative fine amounting to TL 91,942 on the Company. The reasoned decision was received to the Company on 12 June 2019. The Company made an application to the Competition Authority for withdrawal of this decision. The Competition Authority implicitly rejected this application. The Company filed a lawsuit against the decision and related administrative acts.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 September 2019 (31 December 2018: None).

18.3	Ministry of Trade Administrative Fine

Ministry of Trade prepared a report upon the investigation initiated against the Company on subscriber agreements, distance contracts, value added services and commitment campaigns including device procurement for the year 2015. The Company filed a lawsuit for the stay of execution and cancellation of the Notice of Administrative Fine imposed by Istanbul Governorship Directorate of Commerce based to the aforementioned report of the Ministry, amounting to TL 138,173 and the Decision of Administrative Fine of Istanbul Governorship Directorate of Commerce. The Court rejected the stay of execution request of the Company. The Company objected to the decision, objection was rejected. The hearing was held on 17 September, 2019. The Court accepted the case in favor of the Company and cancelled the administrative fine. The decision is not finalized and it is possible to appeal the decision before the Regional Administrative Court.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 September 2019 (31 December 2018: None).

39

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

18.       Commitments and contingencies (continued)

18.4	Other ongoing lawsuits and tax investigations

In addition following tax and treasury share investigations have started in the Company: (i) for 2017 fiscal year with regard to SCT, (ii) 2018 fiscal year with regard to SCT, Corporate Income Tax and Value Added Tax, (iii) treasury share investigation with regard to April-May-June 2019 period.

JSC Kazakhtelecom initiated arbitration proceedings against the Company related to its acquisition of JSC Kcell shares, which was subsidiary of the Fintur. The arbitration proceeding is in a very early stage and no monetary claim has yet been presented.

Based on the management opinion, an outflow of resources embodying economic benefits for the cases above mentioned is deemed to be less than probable, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 September 2019 (31 December 2018: None).

Due to probability of an outflow of resources embodying economic benefits with regards to notification of Information and Communication Technologies Authority for wireless fee related to 2018 fiscal year; based on management opinion in accordance with the relevant legislation while reserving right to take legal action, totally TL 127,755 for 2018 and 2019 fiscal years, provision was recognized in the condensed consolidated interim financial statements as at and for the period ended 30 September 2019.

19.	Related parties

Transactions with key management personnel

Key management personnel comprise of the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 30 September 2019 and 2018.

The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.

	Nine months ended		Three months ended
	30 September 2019	30 September 2018	30 September 2019	30 September 2018

Short-term benefits (*)	61,190	70,965	19,550	34,687
Termination benefits	56,702	91	4,549	41
Long-term benefits	423	491	163	231
	118,315	71,547	24,262	34,959

(*) Includes share-based payment.

40

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

19.	Related parties (continued)

Transactions with related parties

The following transactions occurred with related parties:

	Nine months ended		Three months ended
Revenues from related parties	30 September 2019	30 September 2018	30 September 2019	30 September 2018
Sales to Sonera Holding B.V
Revenue from sales of discontinued operations (note 12)	772,436	—	—
Sales to Kyivstar GSM JSC (“Kyivstar”)
Telecommunications services	42,942	37,859	15,892	16,898
Sales to VimpelCom (BVI) Ltd. (“Vimpelcom”)
Telecommunications services	8,157	5,075	1,966	2,455
Sales to Telia Sonera International Carrier AB
(“Telia Sonera”) Telecommunications services	7,703	7,941	2,768	1,986
Sales to other related parties	5,499	17,751	3,070	7,865
	836,737	68,626	23,696	29,204

	Nine months ended		Three months ended
Related party expenses	30 September 2019	30 September 2018	30 September 2019	30 September 2018
Charges from Kyivstar
Telecommunications services	64,392	53,986	24,182	22,800
Charges from Telia Sonera
Telecommunications services	6,223	6,047	3,355	—
Charges from Vimpelcom
Telecommunications services	1,778	2,751	550	959
Charges from Wind Telecomunicazioni S.P.A.
Telecommunications services	377	3,787	103	1,583
Charges from other related parties	3,668	9,047	1,601	2,854
	76,438	75,618	29,791	28,196

41

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

20.	Subsidiaries

The Group’s ultimate parent company is Turkcell Holding, Subsidiaries, associates and a joint venture of the Company as at 30 September 2019 and 31 December 2018 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		30 September	31 December
Name	Incorporation	Business	2019 (%)	2018 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations and human resources management	100	100
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales, delivery and digital sales services	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	Payment services and e-money	100	100
lifecell	Ukraine	Telecommunications	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Paycell	Ukraine	Consumer financing services, payment services and e-money	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
TÖFAŞ	Turkey	Interest free consumer financing services	100	100
Turkcell Sigorta	Turkey	Insurance agency activities	100	100
Yaani Digital BV (*)	Netherlands	Internet search engine and browser services	100	-
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Information technology, programming and technical support	80	80
Inteltek	Turkey	Information and Entertainment Services	55	55
			Effective Ownership Interest
Associates	Country of		30 September	31 December
Name	Incorporation	Business	2019 (%)	2018 (%)
Fintur	Netherlands	Telecommunications investments	-	41
Türkiye’nin Otomobili	Turkey	Electric passenger car development, production and trading activities	19	19
			Effective Ownership Interest
Joint Venture	Country of		30 September	31 December
Name	Incorporation	Business	2019 (%)	2018 (%)
Sofra	Turkey	Meal coupons and cards	33	33

(*) On 13 May 2019, Turkcell signed a share purchase agreement to acquire 100% of the shares of Yaani Digital BV (formerly “NTENT Netherlands BV”). The transfer of legal shares was completed on 14 May 2019. The acquisition date on which all identifiable assets acquired and liabilities assumed is expected to be realized in 2020. As of 30 September 2019, USD 8,850 of the aggregate consideration of USD 19,150 was paid. The outstanding payments are expected to be completed by the end of 2020, depending on the seller’s fulfillment of its obligations under the share purchase agreement.

42

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at and for the nine months ended 30 September 2019

(All amounts disclosed in the condensed consolidated interim financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in Turkish Liras unless otherwise stated.)

21.	Subsequent events

None.

43

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 1, 2019	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 1, 2019	By:	/s/Osman Yilmaz
	Name:	Osman Yilmaz
	Title:	Finance - Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 1, 2019	By:	/s/Kamil Kalyon
	Name:	Kamil Kalyon
	Title:	Reporting Director